

04027545

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 4-1-04

APR 27 2004

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)



New Horizons

FEMSA

2003 ANNUAL REPORT

The Evolution of FEMSA

FEMSA is the largest beverage company in Latin America and ranks among the world's leaders. Our consolidated revenues reached Ps. 75.9 billion (US$6.8 billion) in 2003. We control an integrated beverage platform that comprises the largest Coca-Cola bottler in the region, Coca-Cola FEMSA; the second largest brewer in Mexico and a major beer exporter to the United States, FEMSA Cerveza; and Oxxo, the largest convenience store chain in Mexico, with 2,798 stores.

The year 2003 was a watershed in our history. Coca-Cola FEMSA completed the acquisition of Panamco in early May, transforming our operation in Mexico and Argentina into a nine-country beverage powerhouse in Latin America that is now the world's second largest Coca-Cola bottler. Through this acquisition, we are uniquely positioned to compete successfully across the Latin American beverage spectrum.

At the same time, our beer business has reached the implementation phase of the tools, systems and processes we have been developing for the past few years, and we are beginning to see results in the selected regions where they are operational today. Our Oxxo chain of convenience stores achieved record expansion, further reinforcing its leadership in Mexico and its importance to our overall beverage strategy.

These exciting events present us with unprecedented opportunities for the future growth of our business. To navigate the new horizons ahead of us, we will rely upon the same values, instilled by our founders since 1890. These values have stood the test of time as FEMSA evolved into the successful international corporation it is today, a success based on a track record of enduring economic value through dedicated people, consistent innovation, business integrity and social leadership.

New horizons are ahead.

Read on and join us as we embark on this exciting journey.

FEMSA

On the COVER >

New Horizons

FEMSA has been continually reinventing itself for over a century. 2003 was a milestone year for our corporation. It was the year when we significantly widened our horizons. Discover with us how we are starting this exciting journey.





Monterrey, Mexico

Contents

Monterrey Tec, created through FEMSA's leadership, has minted

151,311

graduates since its inception in 1943.


Sol
Sol


Coca-Cola
Buenos Aires, Argentina

Page 14
Coca-Cola FEMSA >

Getting Growth Flowing at Coca-Cola FEMSA

We are redefining the playing field of the soft drinks industry across the region through a smooth and rapid integration process of our new bottling territories.



Sao Paulo, Brazil



Tecate, México

Page 19
< FEMSA Cerveza

Building a New Foundation at FEMSA Cerveza

Our unique business platform will help us serve customers better and respond faster to changing market conditions.

Page 22
FEMSA Comercio >

Cheers to a Success Story: Oxxo Expands by 582 Stores in 2003

We profitably operate the most extensive and fastest-growing convenience store chain in México, which is an essential component of our beverage strategy.


OXXO

Total revenues have risen at a compound annual growth rate of **10.7%** for the last 10 years.

Operating income has risen at a compound annual growth rate of **15.7%** for the last 10 years.

Our 2003 EBITDA[4] was **US$1,543** million.

Refreshing Results

FINANCIAL HIGHLIGHTS

(Millions of 2003 Pesos)	Millions of US Dollars 2003[1]	2003[3]	2002	% Change	2001	% Change
Total revenues	**$6,755**	**Ps. 75,891**	Ps. 55,395	37.0	Ps. 52,465	5.6
Income from operations	**1,078**	**12,114**	9,878	22.6	8,902	11.0
Net income	**415**	**4,657**	4,791	(2.8)	5,215	(8.1)
Net majority income	**275**	**3,093**	2,947	5.0	3,547	(16.9)
Net minority income	**140**	**1,564**	1,844	(15.2)	1,668	10.6
Total assets	**9,287**	**104,334**	62,660	66.5	53,320	17.5
Total liabilities	**5,184**	**58,236**	28,362	105.3	21,921	29.4
Stockholders' equity	**4,103**	**46,098**	34,298	34.4	31,399	9.2
Capital expenditures	**604**	**6,789**	5,780	17.5	5,310	8.9
Book value per share[2]	**0.477**	**5.361**	4.535	18.2	4.184	8.4
Net income per share[2]	**0.052**	**0.584**	0.556	5.0	0.670	(16.9)
Personnel		**86,136**	41,656	65.7	41,500	0.4

(1) Exchange rate: 11.235 pesos/US dollar as of December 31, 2003.
(2) Data in Mexican pesos, based on 5,297,310,450 outstanding shares.
(3) All 2003 figures of FEMSA and Coca-Cola FEMSA in this report include 8 months of operations of Panamco.
(4) EBITDA is the result of adding FEMSA's 2003 operating income of Ps. 12,114 million, plus Ps. 3,126 million of depreciation and Ps. 2,098 million of amortization of non-cash charges, then expressing it in US dollars using the exchange rate of 11.235 pesos/US dollar.

TOTAL ASSETS
(millions of 2003 pesos)
Ps. 104,334


58.9%
27.7%
5.9%
7.5%

TOTAL REVENUES
(millions of 2003 pesos)
Ps. 75,891


47.1%
28.9%
21.9%
2.1%

INCOME FROM OPERATIONS
(millions of 2003 pesos)
Ps. 12,114


55.4%
29.6%
6.5%
8.5%

Coca-Cola FEMSA | FEMSA Cerveza | FEMSA Comercio | Other Businesses

Letter to Our Shareholders

Dear Shareholders,

Our company continued to strengthen its competitive position in Mexico and Latin America during 2003 and I am pleased to report a ninth consecutive year of operating income growth. We have come a long way in the past decade, and today FEMSA is stronger than ever, ready to take on new challenges from a solid competitive position. We now operate in nine Latin American countries, up from two last year, and export to many key markets around the World. The Panamco acquisition confirmed FEMSA as a serious regional contender, and we expect the synergies and economies of scale of our new platform to deliver lasting results for our employees, consumers and shareholders.

2003 Results

FEMSA recorded consolidated revenues of Ps. 75.9 billion in 2003, up from Ps. 55.4 billion. Our operating income rose by 22.6% to Ps. 12.1 billion, from Ps. 9.9 billion, largely as a result of the expansion of our soft drink operations.

However, operating margin declined to 16.0% from 17.8% as we consolidated the former Panamco franchises, and at the same time experienced an unfavorable pricing environment in our domestic beer operations. For the same reasons, consolidated Return on Invested Capital (ROIC) declined from 13.3% to 9.4%. These near-term developments were anticipated, as we acquired operations that have significant potential for efficiency gains and synergies. I am confident that the actions taken by our seasoned executives at Coca-Cola FEMSA (KOF) are already transforming these new soft drink territories into leaner, more profitable operations. On the beer front, 2004 is already showing signs of improvement in terms of consumer demand and the possibility of stronger pricing.

Below the operating line, Earnings Per Share (EPS) of Ps. 0.584 were 5% higher than in the preceding year.

In terms of our balance sheet, I am pleased to report to you that our conservative liability management and the considerable cash generation at KOF allowed us to significantly reduce the level of our net debt. In May of 2003, upon the closing of the Panamco transaction, FEMSA's consolidated net debt stood at US$3,046 million. As of December 31, that level had been reduced by US$320 million, to US$2,726 million. We intend to continue managing our balance sheet responsibly going forward.

Strategic Developments

The year 2003 was a milestone year for our company. Already a significant player in the Mexican beer market, through the Panamco acquisition we are now also a leader in the regional soft drinks arena.

As the scale of our operations increases, the demand for talented management and their optimal deployment grows as well. With this in mind, at the end of the third quarter we announced certain organizational and managerial changes at the most senior levels of our company. Confident that the new business model at FEMSA Cerveza is complete in its design and well-advanced in its implementation, we asked Alfredo Martínez-Urdal to become deputy CEO of FEMSA, a position from which he will be able to contribute his considerable expertise and vision not only relating to the beer business, but to our beverage platform as a whole. Several other senior executives were promoted to assume greater responsibilities at FEMSA and FEMSA Cerveza, in response to the growing and changing nature of our operations and in order to better manage forthcoming challenges and opportunities.

We are proud of our association with The Coca-Cola Company (TCCC) and with the world's most recognized brand, and we carry and nurture this brand equity with great responsibility. In cooperation with TCCC, we are working hard every day in the pursuit of growth in the key Mexican markets where the changing competitive environment has required swift and decisive strategic initiatives. We are also making great strides in the improvement of every new territory, including our Brazilian operations, and we are particularly optimistic about the potential of that market going forward.

FEMSA is an innovative company. We constantly look for ways to make our businesses better and more profitable. We believe the road ahead is very promising and exciting for FEMSA, and are grateful that you have chosen to accompany us.

Coca-Cola FEMSA

We moved decisively to integrate our new franchises during 2003. The business model and best practices developed by our Mexican soft drinks operations can be replicated across markets, and we are rapidly integrating the new territories with a view to improving the asset base and the operating results of each and every franchise. This refers not only to operational excellence, but also to the specific values and culture that we foster in all of our employees. We



TOTAL REVENUES
(millions of 2003 pesos)
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
33,253
33,566
37,651
43,299
45,463
50,151
52,465
55,395
75,891
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
0.9 12.2 15.0 5.0 10.3 4.6 5.6 37.0



OPERATING INCOME
(millions of 2003 pesos)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,922
3,443
5,588
6,301
7,234
7,995
8,902
9,878
12,114
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
17.8 62.3 12.8 14.8 10.5 11.3 11.0 22.6
% Operating Margin
8.8 10.3 14.8 14.6 15.9 15.9 17.0 17.8 15.9



ROIC*
15%
12%
9%
6%
3%
0%
3.5
5.1
7.5
8.7
9.9
9.9
12.1
13.3
9.4
'95 '96 '97 '98 '99 '00 '01 '02 '03

*Based on EVA® methodology as per Stern, Stewart & Co. and using figures adjusted for inflation from each of the countries where we operate.

"We expect the synergies and economies of scale of our new platform to deliver lasting results for our employees, consumers and shareholders."

deployed some of our seasoned executives to our new Latin American territories, while at the same time creating opportunities for advancement for a new generation of able colleagues. We are very encouraged by the early results, and believe our swift and decisive approach to integration is proving to be exemplary.

We see significant potential for sales growth and margin improvement across all our territories, where, depending on each market's characteristics, we are implementing measures that address local competitive conditions and consumer preferences.

FEMSA Cerveza

The market softness exhibited during 2002 continued into 2003, with weakness in consumer expenditure, particularly in the North. As a result, FEMSA Cerveza did not raise prices in the domestic market during the year. This pricing strategy rekindled volume growth, with domestic volume growing 3.3%. Growth was stronger in Southern and Southeast markets than in the North, reflecting differences in regional economic conditions.

Overall, total revenues increased 1.3% and EBITDA increased 2.6%, in spite of the soft pricing environment.

During 2003, FEMSA Cerveza continued its transformation effort, which is proceeding on plan. The effort has the objective of revamping FEMSA Cerveza's "go to market" platform to better serve its customer base and improve the ability to quickly respond to changing market conditions. In this context, FEMSA Cerveza completed the implementation of pre-sell. The implementation of the new IT platform should be completed in 2005, with the major portion of the roll-out taking place during 2004. FEMSA Cerveza also underwent a management realignment during the latter part of the year, to better enable the leverage of the new capabilities as markets come on line.

Other Business Units

The build-up of the Oxxo convenience store chain continued gathering momentum during 2003. We opened 582 new outlets to finish the year with 2,798 stores nationwide. Oxxo has tripled its number of stores since 1998 while increasing its operating margin; every store is closely monitored from day one, using proprietary models to determine its "batting average" and thus its projected performance and profitability. This impressive growth rate has consolidated Oxxo's position as the largest convenience store chain in Mexico. Oxxo represents a reliable, clean, well-stocked and fairly priced outlet that suits the traditional buying patterns of the average Mexican consumer, and it provides a formidable distribution channel for our beverages. We envision the rapid expansion of the Oxxo franchise and the strengthening of its business model to continue for years to come.

Furthermore, our expanded beverage operations will require a more focused support from other business lines. As a result, FEMSA Strategic Procurement is now a stand-alone entity that in addition to its traditional role of packaging supplier will take on new responsibilities of procurement of certain key inputs for the entire organization.

Employees

On behalf of the Board of Directors and senior management, I would like to thank all of our employees for their excellent performance during 2003. We fully recognize that the changes taking place in our company require significant adaptability on the part of our workforce. Competent, committed and motivated employees have always been our most important asset, and we will continue investing in our human resources in order to sustain this competitive advantage. We believe in the balanced development of the individual, personal and professional, confident that our approach produces improved business results while reinforcing our position as an employer of choice in Mexico and Latin America.

Outlook

In the near term, we believe the pricing environment will modestly improve for FEMSA Cerveza but observe the opposite trends for Coca-Cola FEMSA as the competition intensifies. Outside of Mexico, we see better operating fundamentals for virtually every market as we continue to move aggressively on the integration of the Panamco territories. Therefore, although we see some mixed signals on the road ahead, we remain confident in our ability to gradually increase earnings and shareholder value.

We are very excited by the changes currently taking place across the organization that will bring lasting results for our shareholders and employees. Our historical performance has shown that we can successfully grow businesses even in the most adverse conditions. Once again, we thank you for your support and look forward to your continued participation in our journey.

TOTAL ASSETS
(millions of 2003 pesos)



120,000
100,000
80,000
60,000
40,000
20,000
0
47,418
43,764
46,351
48,364
48,781
51,417
53,320
62,660
104,334
'95
'96
'97
'98
'99
'00
'01
'02
'03
% Annual Growth
(8.5)
5.0
5.6
4.9
2.7
6.3
17.6
68.5

José Antonio Fernández
Chairman and Chief Executive Officer



Creating Value for Over a Century

It is well over a century since Cervecería Cuauhtémoc, S.A. set the foundations for today's FEMSA, but the dynamism, entrepreneurship and social responsibility exemplified by the original founders have not changed over the years. FEMSA has become the largest beverage company in Latin America through acquisitions and organic growth, and we have always sought to spread the best practices to all of our businesses with a view to improving long-term efficiency and productivity.

It has constantly been part of the company's credo to innovate and adopt new technologies, but always with the highest regard for the welfare of the employees, our most important asset and one of our key competitive advantages. However, we fully recognize that our responsibilities go well beyond our corporate headquarters and production lines, and it has therefore become our tradition to contribute to education and philanthropy throughout México.

The year 2003 was a watershed in FEMSA's history culminating in the largest ever cross-border acquisition by a Mexican company, but the foundations were laid out over a century ago.






Coca-Cola
FEMSA

New Ventures/Acquisitions

- 1890 *Cervecería Cuauhtémoc, today FEMSA Cerveza, was founded in Monterrey, México.*
- 1908 *Vidriera de Monterrey (later Vitro) was created by FEMSA along with other local investors in order to meet its demand for glass bottles.*
- 1921 *Creation of Fábricas Monterrey (FAMOSA), crown cap and can producers, which is the oldest company in what today is FEMSA Strategic Procurement.*
- 1929 *Acquisition of Cervecería Central de México.*
- 1929 *Creation of our own malting facilities.*
- 1933 *Acquisition of Cervecería de Occidente.*
- 1936 *Creation of a holding company, Valores Industriales, today's FEMSA.*
- 1944 *FEMSA creates Hojalata y Lamina (HYLSA, later an ALFA Group subsidiary) to produce laminated steel for packaging due to inability to import it from the US during WWII.*
- 1945 *Acquisition of a brewery plant in Veracruz.*
- 1953 *Acquisition of Cervecería Humaya in Sinaloa.*
- 1954 *Acquisition of Cervecería Tecate in Baja California.*
- 1957 *Creation of Grafo Regia, today part of FEMSA Strategic Procurement.*
- 1965 *Acquisition of a brewing facility in Chihuahua.*
- 1969 *Completion of the Toluca brewing plant.*
- 1978 *Oxxo is created.*
- 1979 *FEMSA acquires its first Coca-Cola franchise, today part of Coca-Cola FEMSA.*
- 1985 *Acquisition of Cervecería Moctezuma (which owned the Sol, Dos Equis and Superior brands).*
- 1991 *Completion of the brewing facility in Navojoa.*
- 1993 *Acquisition of the Coca-Cola franchise in Buenos Aires, Argentina and establishment of a joint venture with The Coca-Cola Company.*
- 1994 *FEMSA Cerveza enters into a joint venture with Labatt.*
- 1998 *FEMSA gets listed on the NYSE (ticker: FMX).*
- 2003 *Coca-Cola FEMSA acquires Panamco.*

Innovations

1893 *Creation of a draft beer.*
1893 *Our brand Carta Blanca receives the gold medal at the World's Fair in Chicago.*
1903 *Cork is replaced by metal crown caps for our beers.*
1905 *Our super premium beer, Bohemia, is launched.*
1923 *Carbonic gas is added to our kegs to add convenience and guarantee a more uniform liquid.*
1926 *Wood cases are replaced by cardboard cases for our beer bottles.*
1930 *Metal kegs replace wooden kegs.*
1948 *Began providing crushed ice to cool our beers at the point of sale.*
1953 *Introduction of amber glass bottles.*
1960 *We introduce a 32-ounce returnable glass presentation (Caguama), our most popular beer presentation to date.*
1964 *Introduced easy-opening canned beer.*
1967 *Introduced a non-returnable glass bottle (quitapon) with a twist crown cap that doesn't require a bottle opener.*
1977 *Introduced a simplified two part new aluminum can (body and lid only).*
1979 *First Mexican light beer launched, called Brisa (later withdrawn from the market).*
1983 *Introduction of a seasonal beer for the Holiday Season (Conmemorativa, later renamed Noche Buena).*
1993 *Introduction of Tecate Light.*
2001 *Introduction of a 16-ounce Tecate can.*
2002 *Introduction of a non-returnable presentation of Sol.*







113 Years of Leadership





The Human Side

1890 *The company starts with 72 employees.*
1911 *An in-house educational facility, "Escuela Politécnica Cuauhtémoc", was created providing elementary, high school and specialized technical classes for employees.*
1918 *Creation of Sociedad Cuauhtémoc y Famosa (today SCyF) in order to promote the educational and economic development of FEMSA employees and their families.*
1943 *Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM or Monterrey Tec), today one of the most prestigious Mexican universities, is founded by a group of business people led by Eugenio Garza Sada, then Cervecería Cuauhtémoc's Chairman.*
1944 *A 22-acre recreational and social center for employees is created.*
1945 *The first hospital for FEMSA's employees and their families is completed.*
1957 *FEMSA pioneered a benefit program enabling employees to purchase a house.*
1987 *A new hospital, (Clínica Cuauhtémoc y Famosa) is opened for the employees and their families.*
1996 *National Quality Award (Synchron) for the Clínica Cuauhtémoc y Famosa (also won in 1997 and 1999).*
2001 *The Cuauhtémoc y Famosa Hospital in Monterrey now operates 44 medical attention centers nationwide.*
2003 *Today, 78 branches of SCyF exist, not just in México, but beyond its borders as well.*

FEMSA Today

FEMSA Is a Latin American Beverage Powerhouse

We are very excited and enthusiastic about new opportunities in Latin America, where we intend to play a key role as the industry's playing field is redefined in the years to come.


México
Guatemala City,
Guatemala
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Mato Grosso
and São Paulo,
Brazil
Buenos Aires,
Argentina
FEMSA Cerveza
Coca-Cola FEMSA franchises
Both FEMSA Cerveza and
Coca-Cola FEMSA Mexican franchises



Morelia, México

PRODUCTION

32 Bottling Facilities

8 Packaging Plants

6 Breweries

MARKETING

46 Soft Drink Brands

15 Beer Brands


TECATE
Tecate, México


OXXO
Querétaro, México

DISTRIBUTION

695 Distribution Facilities

9,514 Routes

WE REACH OUR CONSUMERS through 1,863,740 retailers that serve a population of over 174 million.


Caracas, Venezuela

A Panoramic View



COUNTRY	MÉXICO			BRAZIL	ARGENTINA		GUATEMALA	NICARAGUA	COSTA RICA	PANAMA	COLOMBIA	VENEZUELA
COMPANY	FEMSA CERVEZA	FEMSA COMERCIO	COCA-COLA FEMSA									
FEMSA OWNERSHIP (%)	70(1)	100	45.7(2)									
SALES VOLUME	24,564(3)		1,001.6(4)	265.1(4)	126.6(4)		107.3(4)				171.8(4)	151.6(4)
REVENUES(5)	21,924	16,601	23,936	2,797	2,077		2,187				2,319	2,544
OPERATING INCOME(5)	4,007	781	5,634	150	216		218				261	232
BREWERIES/PLANTS	6	2,798 stores	12	3	1		4				6	6
DISTRIBUTION FACILITIES	448		113	7	4		43				42	38
RETAILERS SERVED	264,970		585,474	121,322	75,735		139,289				442,210	234,740
HEAD COUNT	16,461	5,859	56,841(8)									
PER CAPITA CONSUMPTION	52(6)		483(7)	189(7)	276(7)		131(7)				80(7)	123(7)
MAIN BRANDS		OXXO										

(1) As of December 31, 2003, the remaining 30% was owned by Interbrew.
(2) As of December 31, 2003, the remaining 39.6% and 14.7% were owned by The Coca-Cola Company and by the public, respectively.
(3) Thousands of hectoliters.
(4) Millions of unit cases (includes volumes from Panamco for the 12 months of 2003).
(5) Expressed in millions of Mexican pesos as of December 31, 2003; Coca-Cola FEMSA figures include Panamco's results for the last 8 months of 2003.
(6) Liters per year (FEMSA estimation).
(7) 8-ounce servings per year.
(8) Includes third-party head count.

To Navigate the Challenges of New Horizons

More products

New people

Diverse markets

Unprecedented opportunities

We Rely on Our Values as a Foundation for Success.

Commitment to our consumer

Dedicated people

Consistent innovation

Enduring economic value


The Foundation Is Set. Discover
How We Are Charting the Course
and Building on Our Success...

Getting Growth Flowing at Coca-Cola FEMSA


Coca-Cola

On May 6, 2003, Coca-Cola FEMSA (KOF) completed the acquisition of Panamco. Through this transaction, KOF became the largest Coca-Cola bottler in Latin America and the second largest Coca-Cola bottler in the world. Today, KOF accounts for 10% of Coca-Cola sales worldwide as measured by volume, representing in turn approximately 40% of Latin America. KOF's operations, which in the past were limited to Mexico and Argentina, now also include territories in Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil. Newly acquired territories in Mexico are contiguous or relatively close to our traditional strength in the central part of the country, increasing the potential for synergies and efficiencies.

We are very pleased with the financing terms of the Panamco transaction, including the impact on the balance sheet. Today 52% of KOF's debt is denominated in Mexican pesos. In terms of fixed versus variable interest rates, 30% of KOF's debt has been fixed at attractive single-digit rates. The resulting financial and credit ratios are comfortable given our considerable cash-generating capacity.

KOF's credit ratings remain unchanged at Baa2 by Moody's, BBB by Standard & Poor's and BBB+ by Fitch for our dollar denominated debt. The peso debt rating also has not been changed: AAA by Fitch and AA+ by Standard & Poor's.

Thanks to the cooperation of Panamco management, we were able to launch an ambitious integration program for the newly acquired territories and we are very pleased to report that the process is advancing faster than anticipated. With focus on the rationalization of our asset base, today we are operating a company that is much leaner than it was just a few months ago. In Mexico, we operate


Plant productivity
in our Mexican
operations increased
28%.



San José, Costa Rica


Coca-Cola
Coca-Cola

São Paulo, Brasil

1 out of 10 Coca-Cola products in the world is sold by Coca-Cola FEMSA.

Puebla, México

113 distribution facilities, down from 142 in May 2003. Across all of its territories, KOF operates with only 32 of the 52 production facilities existing before the acquisition. Panamco's headquarters in Miami and Mexico City were closed.

KOF's new organizational structure is based on three main regions:

- Mexico, our main market, headquartered in Mexico City and covering a large part of the central and southeast regions of the country;
- Latincentro, headquartered in San José, Costa Rica, managing our operations in Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Venezuela (nationwide) and Colombia (most of the country);
- Mercosur, based in São Paulo, and focusing on Brazil (greater São Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Buenos Aires and surrounding areas).

Throughout the region, our focus has been to apply FEMSA's values that are the solid foundations of the way we do business. They include, among many others, the transfer of best practices and the standardization of various operating processes, including manufacturing, IT and accounting. We fully recognize that different markets demand different solutions—we are therefore working closely with the local offices to implement those policies that will benefit the majority of employees and the company in the long term.

For example, in São Paulo, Brazil, we have been focusing our efforts on increasing the number of direct relationships with retailers. At the end of last year, we had nearly 121,300 such relationships, up from 91,100 in May, which vastly improve our selling capabilities and our ability to respond rapidly to the local industry dynamics. As a result of these efforts, Brazil is now profitable.

We should stress that KOF's ongoing integration process has not compromised its ability to adapt and respond quickly to changing market conditions. In the course of 2003, we completed the roll-out of a 2.5 liter returnable presentation of brand Coca-Cola in all of the Mexican territories, improving the value proposition for the consumers. This presentation has also addressed the challenge posed by some low price entrants to the market.

Another significant accomplishment can be found in Argentina, where the combination of efficiency gains and the introduction of returnable packaging resulted in record operating margins amidst the challenging economic conditions.

Overall we are very excited by the changes taking place at Coca-Cola FEMSA and are convinced that the new, larger platform will provide our firm and our employees with new and attractive opportunities for years to come.


TOTAL VOLUME
(millions of unit cases*)
1,500
1,200
900
600
300
0
355
380
438
520
544
583
608
620
1,451
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
7.0 15.3 18.7 4.6 7.1 4.3 2.0 133.8
*1 unit case equals 24 8-ounce servings.


TOTAL REVENUES
(millions of 2003 pesos)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
10,530
10,942
12,387
14,424
15,254
17,053
17,773
18,662
35,720
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
3.9 13.2 16.4 5.8 11.8 4.2 5.0 91.4


OPERATING INCOME
(millions of 2003 pesos)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,001
1,133
1,785
1,991
2,366
3,230
4,057
4,627
6,710
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
13.2 57.5 11.5 18.8 36.5 25.6 14.1 45.0


Coca-Cola
CAFE BAR
LA PERLA
Buenos Aires, Argentina


Veracruz, México


Coca-Cola light

We serve a population of 174 million people throughout all our regions.


São Paulo, Brazil


Morelia, México

No. 1

For the third year in a row, Sol leads volume growth in México.


Hermosillo, México


TECATE
light
Toluca, México

Building a New Foundation at FEMSA Cerveza


Sol

During 2003, FEMSA Cerveza faced a soft consumer-spending environment, in both domestic and international markets.

In response to domestic market conditions, FEMSA Cerveza did not raise prices during 2003. We focused on restarting industry growth and took actions to continue increasing the range of products and packages that provide improved convenience and value for our customers. This enabled us to better tailor our offering to local tastes and enhance consumer and channel preference for our beers.

FEMSA Cerveza launched new packaging for several brands, including Sol and Indio; expanded Sol presentations in new markets; and introduced can presentations for Carta Blanca, our core regional brand in Northeastern Mexico, and Superior, our Southeast regional brand.

All of these actions have improved FEMSA Cerveza's effectiveness in better servicing different market segments and contributed to improved brand equities. For example, our Sol brand was by far the fastest-growing large volume brand in the domestic market, growing close to 20% during the year. Sol's growth is a reflection of the high consumer appeal of the brand's positioning, which has been consistently reinforced during the past years.

Pricing, packaging innovation, availability and consistent campaigns contributed to a rekindling of market growth and enabled an improved product mix. Domestic market volume grew 3.3% to 22.6 million hectoliters.



Chihuahua, México

85% of our domestic beer volume is sold through pre-sell.

The transformation effort has the objective of revamping FEMSA Cerveza's "go to market" platform to better serve its customer base and improve the ability to quickly respond to changing market conditions.

While the year presented significant challenges, we note that FEMSA Cerveza made compelling progress in the implementation of its aggressive transformation program.

On the international front, our Tecate brand was once again among the leaders in the US import segment. It is the fourth largest imported brand in the US. Dos Equis Lager exhibited strong performance, growing its export sales volume by 10.9% during 2003. Beyond the North American market, we are particularly pleased with our performance in the UK, where we experienced 25% volume growth in 2003. FEMSA Cerveza also completed new licensing and distribution arrangements in several key markets to better position it for growth.

As in previous years, FEMSA Cerveza continued its strong quality and productivity focus. The quality focus is a combination of training and work processes, and of targeted investments in our breweries. Among the latter, it is worth noting that the modernization of the brewhouses in our Navojoa and Orizaba plants was completed during the year, and that Cerveza launched an investment program to modernize and increase its malting capacity. Finally, productivity growth kept pace with efforts undertaken in prior years.



TOTAL VOLUME
(millions of hectoliters*)
30
25
20
15
10
5
0
19.929
21.302
22.235
22.823
23.708
23.596
23.861
23.809
24.564
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
7.0 4.4 2.6 3.9 (0.5) 1.1 (0.2) 3.2
*1 hectoliter equals 100 liters or 26.4 gallons.



TOTAL REVENUES
(millions of 2003 pesos)
25,000
20,000
15,000
10,000
5,000
0
16,114
16,195
17,334
18,613
20,047
21,292
21,529
21,642
21,924
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
0.5 7.0 7.4 7.7 6.2 1.1 0.5 1.3



OPERATING INCOME (before management fee)
(millions of 2003 pesos)
5,000
4,000
3,000
2,000
1,000
0
1,207
1,546
2,701
3,041
3,656
3,677
3,888
4,094
4,007
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
28.1 74.7 12.6 20.2 0.6 5.7 5.3 (2.1)



FEMSA Cerveza's 2003
Return on Invested Capital (ROIC) was
10.2%.




TECATE



Sao Paulo, Brazil

Cheers to a Success Story: Oxxo Expands by 582 Stores in 2003

Our integrated value chain includes a rapidly growing retail operation, the Oxxo convenience store chain, which distinguishes us from other international beverage producers. Oxxo is the largest vendor of beer and soft drinks, as well as telephone cards, cigarettes and bottled water, in Mexico. Its relevance as a distribution channel for our beer brands continues to increase: in 2003, beer sales through Oxxo accounted for 5.4% of FEMSA Cerveza's domestic sales, compared to approximately 2.8% four years ago.

The Mexican small grocery store network remains highly fragmented, which presents an opportunity for a well-managed convenience store chain such as Oxxo. At the end of 2003, we operated 2,798 Oxxo stores throughout Mexico, up from 2,216 in 2002, by far the largest convenience store chain in Latin America. The 582 Oxxo stores newly opened in 2003 represent a larger number of stores than the total network of its main competitor. The size of Oxxo gives us important economies of scale. In the last five years, the rate of growth of Oxxo surpassed that of any other major retailer in the country. We intend to continue this rapid growth of the Oxxo network in a deliberate and disciplined manner.

We select new locations carefully. Given the current coverage of the Oxxo chain, we have created 37 regional offices that manage the local operations and the expansion process. This organizational structure sets the foundation for a sustained expansion throughout the country.

Besides increasing the number of stores, we are building a stronger business model for Oxxo. We are doing this by improving our business processes, revamping the logistics infrastructure, implementing more sophisticated IT systems, enhancing our merchandising capabilities and developing closer relationships with suppliers. For instance, through these redefined business processes and our information gathering capabilities, our category managers are able to develop new promotional, merchandising and pricing strategies in order to serve our consumers better both at the local and national levels.

Although last year we recorded an average of over 1.7 million transactions per day, we firmly believe that there is still significant potential for serving an even larger proportion of the Mexican population.


Guanajuato, Mexico

NUMBER OF OXXO STORES



3,000
2,500
2,000
1,500
1,000
500
0
767
823
892
1,000
1,197
1,468
1,779
2,216
2,798
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
7.3 8.4 12.1 19.7 22.6 21.2 24.6 26.3


OXXO
Monterrey, México

38%

of Oxxo's sales are beverages.

San Luis Potosí, México

While Oxxo stores are a separate entity within the FEMSA family, the strategic goals of the retail franchise are closely aligned with those of FEMSA Cerveza.

In addition to the Oxxo expansion strategy, increasingly Oxxo and FEMSA Cerveza jointly decide the locations of new stores where the competitive dynamics warrant such cooperation. Oxxo is an integral part of FEMSA's strategy in Mexico and we remain committed to its continued growth and success.


OXXO
Aguascalientes, México

A Good Citizen


We will remain
Leaders
in Social
Responsibility.

Supporting Quality Education

Promotion of higher education has historically been an integral part of FEMSA's philosophy. Our commitment over the years has been demonstrated by FEMSA's continuous support of the Tecnológico de Monterrey (ITESM or Monterrey Tec).

Today, Monterrey Tec (which was founded in 1943 by a group of visionary businessmen led by Mr. Eugenio Garza Sada, then Chairman of what is now FEMSA) ranks among Latin America's most prestigious universities.

Environmental Protection

Concern about the environment is a high priority for FEMSA. Our plants are recipients of the "Clean Industry" certificates issued by the Federal Environmental and Natural Resource Agency (SEMARNAT) in Mexico.

Another clear example of our social commitment was the creation, 17 years ago, of the "Oxxo Ecology Award" for community environmental projects. Winners of this prestigious award include elementary and high school students, teachers and parents—those who contribute most to spreading the environmental awareness message.



Social Aid

The Social Responsibility Program (PRO) and the Rounding Up Program are other examples of Oxxo's contribution to the community. Since its creation in 2002, PRO has funded the projects of 26 non-profit organizations by providing 7.1 million pesos.

The Oxxo Rounding Up Program allows customers to round up their bills to the next peso. Every three months, a philanthropic organization is selected and awarded the resources provided by our customers. The Oxxo Rounding Up Program was extended to eleven new cities in México in the course of 2003.





Responsible Lifestyle

FEMSA Cerveza is leading two programs that encourage a responsible lifestyle.

The Designated Driver initiative promotes the responsible consumption of alcoholic beverages and targets young students in over 125 Mexican universities.

The Responsible Lifestyle Workshop (VIRE) focuses on developing a culture of responsibility in the decision-making process that people have in their lives, particularly regarding alcohol consumption. Thirty workshops reaching over 1,800 individuals have been conducted to date, promoting a responsible decision-making philosophy among college students.

Support of the Arts

In 2003, we continued to promote arts and culture.

Selections from the FEMSA collection, comprising over 1,000 Mexican and Latin American works of art in many diverse mediums, were exhibited in several Mexican and international cities and viewed by over 67,000 visitors.

The Monterrey FEMSA Biennial is still one of the most important arts events in México. The sixth festival in 2003 drew record participation with over 840 artists displaying 1,749 pieces.

Leading with Integrity

Board of Directors

FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance with the Best Corporate Practices Code established by the Mexican Entrepreneurial Council. We will continue following the same strict standards we applied as we expanded our operations in the past year. We are convinced that our truly independent directors provide an invaluable contribution both to the decision-making process in our corporation and to shareholder value protection.

The Audit Committee

The Audit Committee is responsible for the accuracy and integrity of the quarterly and annual financial statements as well as the performance of the external auditors. It works with management to develop the audit plan and reviews the auditors' recommendations on internal controls. Alexis E. Rovzar, Executive Partner of White & Case, S.C., is the President of the Audit Committee. Members include José Manuel Canal, Helmut Paul and Eduardo A. Elizondo, all of them independent directors. The Secretary of the committee is José González, head of FEMSA's internal auditing area.

The Evaluation and Compensation Committee

The Evaluation and Compensation Committee, or Human Resources Committee, reviews and recommends management compensation programs to ensure that they are aligned with shareholders' interests and corporate performance. The Committee is also responsible for identifying suitable director and senior management candidates and setting their compensation levels. It also develops the objectives to evaluate the Chief Executive Officer and assesses his performance and remuneration in relation to these objectives. Members of the Evaluation and Compensation Committee include Roberto Servitje, Max Michel, Lorenzo H. Zambrano, Arturo Fernández and Carlos Salguero. The Secretary of the committee is Ricardo González, head of FEMSA's human resources department.

The Finance and Planning Committee

The Finance and Planning Committee works with management to set annual and long-term strategic and financial plans of the company and monitors the adherence thereto. It is responsible for setting the optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance Committee. Members include Ricardo Guajardo, Alfredo Livas, Luis Téllez and Robert E. Denham. The Secretary of the committee is Federico Reyes, our Chief Financial Officer.



Board of Directors

(From left to right, pages 26 and 27)

Eugenio Garza Lagüera[1]
Honorary Life Chairman of the Board
FEMSA
Elected 1960
Alternate: Mariana Garza de Treviño

José Antonio Fernández[1]
Chairman of the Board and
Chief Executive Officer
FEMSA
Elected 1984
Alternate: Federico Reyes

José Calderón[1]
Chairman of the Board and
Chief Executive Officer
Servicios Administrativos de
Monterrey, S.A. de C.V.
Real Estate
Elected 1955
Alternate: José Francisco Calderón

Max Michel[1*]
Chairman of the Board
El Puerto de Liverpool, S.A. de C.V.
Department Store
Elected 1985
Alternate: Max Michel Jr.

Alberto Bailleres[1]
Chairman of the Board and
Executive President
Grupo Bal
Mining and Metallurgic Industry,
Insurance Company, Department Store
Elected 1995
Alternate: Arturo Fernández*

Eduardo A. Elizondo[2b]
Member of the Board
Grupo Financiero BBVA Bancomer,
S.A. de C.V.
Financial Institution
Elected 1995
Alternate: Juan Guichard

Consuelo Garza de Garza[1]
Founder and Former President
ANSPAC
Not-for-Profit Organization
Elected 1995
Alternate: Alfonso Garza Jr.

Lorenzo H. Zambrano[2a]
Chairman of the Board and
Chief Executive Officer
Cementos Mexicanos, S.A. de C.V.
(CEMEX)
Cement
Elected 1995
Alternate: Francisco Garza

Helmut Paul[2b]
Consultant
International Finance Corporation (IFC)
Financial Institution
Elected 1988
Alternate: Antonio Elosúa

Robert E. Denham[2c]
Executive Partner
Munger, Tolles & Olson LLP
Law Firm
Board Member of
US Trust Company and Wesco
Financial Institution
Elected 2001
Alternate: Sergio Deschamps

Carlos Salguero[2a]
Former Executive President
Philip Morris International
Tobacco & Beverages
Elected 1995
Alternate: Eduardo Padilla

Alfredo Livas[3c]
President
Praxis Financiera, S.C.
Financial Consulting Firm
Elected 1995
Alternate: José González

Roberto Servitje[3a]
Chairman of the Board
Grupo Industrial Bimbo, S.A. de C.V.
Food
Elected 1995
Alternate: Alfredo Martínez-Urdal

Luis Téllez[2c]
Managing Director
The Carlyle Group
Financial Institution
Elected 2001
Alternate: Armando Garza

Bárbara Garza[1]
President
Fundación Cultural Bancomer
Not-for-Profit Organization
Elected 2002
Alternate: Carlos Salazar

José Manuel Canal[2b]
Independent Consultant
Accounting Firm
Elected 1988
Alternate: Othón Páez

Ricardo Guajardo[3c]
Chairman of the Board
Grupo Financiero BBVA Bancomer,
S.A. de C.V.
Financial Institution
Elected 1988
Alternate: Eva Garza de Fernández

Alexis E. Rovzar[2b]
Executive Partner
White & Case S.C.
Legal Firm
Elected 1989
Alternate: Lorenzo Garza

Examiner
Ernesto González

Alternate Examiner
Ernesto Cruz Velázquez

Secretary
Alfredo Livas

Alternate Secretary
Carlos Eduardo Aldrete

Committees:
1) Shareholder
2) Independent
3) Related

a) Evaluation and Compensation
b) Auditing
c) Finance and Planning



Unique Talent, Experienced Team

During 2003 we made several organizational changes at our most senior management level that enable us to run the business better given the new dimensions of our company.

Alfredo Martínez-Urdal, former CEO of FEMSA Cerveza, was named Deputy CEO of FEMSA in order to allow every one of our businesses to benefit from his vast experience and unique vision. He will continue to have ultimate responsibility for the ongoing transformation of our beer operations, and to that effect has been named Chairman of the Board of FEMSA Cerveza.

At FEMSA Cerveza, the operating responsibilities of the CEO are now shared by two seasoned FEMSA executives: Javier Astaburuaga and Jorge Luis Ramos. Previously, Mr. Astaburuaga and Mr. Ramos headed Cerveza's domestic commercial operations, with the first one running the North of the country while the latter focused on Central and Southern Mexico. Going forward, Mr. Ramos will run the commercial operations nationwide, while Mr. Astaburuaga will be responsible for manufacturing, marketing, international operations and all corporate functions such as finance, planning and human resources.

Oxxo's growing scale and the enormous potential it brings to complement and enhance the distribution of our beverage products require increased resources and focus from its management team. Consequently, FEMSA's Board of Directors has determined that Eduardo Padilla, who until now headed all of our strategic businesses, concentrate entirely on FEMSA Comercio as its Chief Executive Officer. Mr. Padilla has been the lead architect of Comercio's record expansion, and now he will have the renewed mandate to fully support our beverage businesses while continuing to develop the extraordinary distribution channel that is Oxxo.

Our packaging operations will become part of FEMSA Strategic Procurement, and will incorporate the design and coordination of procurement efforts across FEMSA under the stewardship of Sergio Sáenz, until now Chief Financial Officer of FEMSA Cerveza. Sergio's considerable operating experience will serve us well as this business unit adjusts to supply the growing demands of our beverage operations throughout Latin America.

These changes represent the next step in the evolution of FEMSA in our pursuit of excellence as the premier beverage company in Latin America. They follow and build upon our consistent track record of delivering profitable growth, year after year. The businesses where we operate are constantly changing, and we will continue to change with them. We are fortunate to have a deep bench of talented managers, which we continue to invest in and develop. We are also convinced that the new structure is the right one for the continued long-term success of FEMSA as we take on new challenges and new opportunities.

José Antonio Fernández
Chairman of the Board and Chief Executive Officer of FEMSA
16 years of service

Born in 1954, Mr. Fernández became the Chief Executive Officer of FEMSA in January 1995 and Chairman of the Board in March 2001. He joined FEMSA in 1987 and occupied various positions in the company's corporate department as well as in the commercial area of Cuauhtémoc Moctezuma Brewery. Mr. Fernández was also Chief Executive Officer of Oxxo. He is Chairman of the Board of Coca-Cola FEMSA and Vice-Chairman of the Board of ITESM. Mr. Fernández holds a Bachelor's degree in Industrial and Systems Engineering and a Master's of Business Administration degree from ITESM.

Alfredo Martínez-Urdal
Deputy Chief Executive Officer of FEMSA and Chairman of the Board of FEMSA Cerveza
10 years of service

Born in 1931, Mr. Martínez-Urdal became Deputy Chief Executive Officer of FEMSA and Chairman of the Board of FEMSA Cerveza in October 2003. He joined FEMSA in 1994 as Executive President of the soft drink subsidiary, Coca-Cola FEMSA. He became CEO of FEMSA Cerveza in January 2000. Prior to joining FEMSA, Mr. Martínez-Urdal was a Vice-President of Coca-Cola Export Corporation. He also held senior positions in other private companies. Mr. Martínez-Urdal holds a Bachelor's degree in Business Administration from UNAM, a Bachelor's degree in International Trade from Western Reserve University and a postgraduate degree from Harvard Business School.

Federico Reyes
Chief Financial Officer of FEMSA
5 years of service

Born in 1945, Mr. Reyes joined FEMSA in 1992 and was until 1993 a Director of Corporate Development after which he collaborated with FEMSA as an external consultant. Between 1993 and 1999, he was Chief Executive Officer of Seguros Monterrey Aetna and Valores Monterrey Aetna; and Executive Vice-President of the Insurance and Pension Division at Bancomer Financial Group. He rejoined FEMSA in 1999. Mr. Reyes holds a Bachelor's degree in Accounting from ITESM.

Ricardo González
Vice-President of Planning and Human Resources of FEMSA
4 years of service

Born in 1955, Mr. Gonzalez first joined FEMSA in 1977 and worked one year in the Human Resources department before pursuing an MBA program. Between 1980 and 2000, he worked for Grupo Vitro where he became the President of the Board and General Director of Vidrio Plano in 1997. He rejoined FEMSA in 2000. Mr. González holds a Bachelor's degree in Industrial Engineering and Technology Systems from ITESM and an MBA degree from Instituto de Estudios Superiores de la Empresa (IESE) in Spain.

José González
Director of Internal Audit of FEMSA
31 years of service

Born in 1951, Mr. González assumed the current position in 2002. He joined FEMSA in 1973 and held various positions in the organization, including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA and Chief Executive Officer of FEMSA Logística. He holds a Bachelor's degree in Accounting from ITESM and an MBA degree from IPADE. He is also a Certified Public Accountant (CPA).

Carlos Salazar
Chief Executive Officer of Coca-Cola FEMSA
30 years of service

Born in 1951, Mr. Salazar has spent his entire career with FEMSA where he held senior positions in several subsidiaries, including General Manager of Grafo Regia and Chief Executive Officer of FEMSA Cerveza. He was appointed CEO of Coca-Cola FEMSA in 2000. He was President of the Comision Siglo XXI for the city of Monterrey. Mr. Salazar holds a Bachelor's degree in Economics from ITESM and did postgraduate studies in Business Administration and in Economic Development in Italy.

Javier Astaburuaga
Co-Chief Executive Officer of FEMSA Cerveza
21 years of service

Born in 1959, Mr. Astaburuaga assumed the current position in October 2003. He joined FEMSA in 1982 as a financial information analyst and later acquired experience in corporate development, administration and finance. Between 1993 and 2001, he held various senior positions at FEMSA Cerveza. For two years prior to being appointed as Co-CEO of FEMSA Cerveza, Mr. Astaburuaga was the Sales Director of FEMSA Cerveza for the North of Mexico. He has a Bachelor's degree in Accounting from ITESM.

Jorge Luis Ramos
Co-Chief Executive Officer of FEMSA Cerveza
5 years of service

Born in 1952, Mr. Ramos joined FEMSA in 1996 as a Human Resources Director, the position he held until 1999, when he became the Sales Director of FEMSA Cerveza for the South of Mexico. He assumed the current position in October 2003. Between 1987 and 1996, he held Director positions in various companies, including Industrias Monterrey, Grupo Financiero Serfin, Orion and Hylsa. He has a Bachelor's degree from ITESM and an MBA from the University of Pennsylvania (Wharton).

Eduardo Padilla
Chief Executive Officer of FEMSA Comercio
7 years of service

Born in 1955, Mr. Padilla joined FEMSA in 1997 as a Director of Strategic Planning. In January 2000, he became the CEO of the Strategic Businesses Division. Prior to joining FEMSA, Mr. Padilla spent 20 years at Grupo Alfa, where between 1987 and 1997, he was the Chief Executive Officer of the Terza subsidiary. He holds a Bachelor's degree in Mechanical and Industrial Engineering from ITESM and an MBA from Cornell University.

Sergio Sáenz
Vice-President of Strategic Procurement FEMSA
5 years of service

Born in 1950, Mr. Sáenz assumed the current position in October 2003. He joined FEMSA in 1980 in the Strategic Planning department, where he remained until 1984. From 1985 to 1999, he worked for Imsalum becoming the President of the company in 1995. Mr. Sáenz rejoined FEMSA in 1999 and was Chief Financial Officer of FEMSA Cerveza until 2003. He holds a Bachelor's degree in Chemical Engineering from UANL and an MBA from University of Texas, Austin.



Federico Reyes, Alfredo Martínez-Urdal, José Antonio Fernández, Carlos Salazar and Eduardo Padilla

José González, Jorge Luis Ramos, Javier Astaburuaga, Sergio Sáenz and Ricardo González

Business Unit Highlights
Coca-Cola FEMSA

A Bottling Powerhouse

The acquisition of Panamco, plus the favorable results both on the integration front and in ongoing operations, enabled Coca-Cola FEMSA to almost double its revenues and generate over Ps. 2 billion of additional operating income in 2003 with respect to the year before.

TOTAL REVENUES
(millions of 2003 pesos)



40,000
30,000
20,000
10,000
0
10,530
10,942
12,357
14,424
15,254
17,053
17,773
18,668
35,729
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
3.9 13.2 16.4 5.8 11.8 4.2 5.0 91.4

OPERATING INCOME
(millions of 2003 pesos)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,001
1,133
1,785
1,991
2,366
3,230
4,057
4,627
6,710
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
13.2 57.5 11.5 18.8 36.5 25.6 14.1 45.0
% Operating Margin
9.5 10.4 14.4 13.8 15.5 18.9 22.8 24.8 18.8

EBITDA*
(millions of 2003 pesos)



10,000
8,000
6,000
4,000
2,000
0
1,730
2,036
2,679
2,924
3,529
4,533
5,194
5,688
8,339
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
17.7 31.6 9.1 20.7 28.4 14.6 9.5 46.6

*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

TOTAL ASSETS
(millions of 2003 pesos)



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
9,864
10,862
11,532
12,321
12,040
12,920
15,117
17,087
61,420
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
10.1 6.0 6.8 (2.3) 7.3 17.0 13.0 259.5

PERSONNEL



60,000
50,000
40,000
30,000
20,000
10,000
0
14,147
14,226
14,154
15,003
15,273
15,054
14,542
14,457
58,841
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
0.6 (0.5) 6.0 1.8 (1.4) (3.4) (0.6) 293.2

Strong

Business Unit Highlights FEMSA Cerveza

Progress in the Transformation Efforts While Increasing Our EBITDA

The lack of a price increase in our domestic beer operations gave us room for annual sales volume growth of 3.3%. Our revenues per hectoliter decreased less than inflation, a result of shifting our product mix toward more attractive presentations. An increase in non-cash amortization expenses (related to the transformation efforts) is responsible for the 2.6% increase in EBITDA, which for 2003 reached Ps. 6,458 million (US$574.8 million).

TOTAL REVENUES
(millions of 2003 pesos)


25,000
20,000
15,000
10,000
5,000
0
16,114
16,195
17,334
18,613
20,047
21,292
21,529
21,642
21,924
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
0.5 7.0 7.4 7.7 6.2 1.1 0.5 1.3

OPERATING INCOME *(before management fee)*
(millions of 2003 pesos)


5,000
4,000
3,000
2,000
1,000
0
1,207
1,546
2,701
3,041
3,656
3,677
3,888
4,094
4,007
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
28.1 74.7 12.6 20.2 0.6 5.7 5.3 (2.1)
% Operating Margin
7.5 9.5 15.6 16.3 18.2 17.3 18.1 18.9 18.3

EBITDA* *(before management fee)*
(millions of 2003 pesos)


7,500
6,000
4,500
3,000
1,500
0
2,448
2,897
4,156
4,373
5,094
5,459
5,709
6,297
6,458
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
18.3 43.5 5.1 16.5 7.2 4.6 10.3 2.6

*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.

TOTAL ASSETS
(millions of 2003 pesos)


30,000
25,000
20,000
15,000
10,000
5,000
0
25,261
22,548
22,949
23,384
23,757
24,291
25,624
29,547
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
(10.7) 1.8 1.9 1.6 2.2 5.5 15.3 (2.1)

PERSONNEL


17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
13,930
13,910
13,993
14,760
16,049
17,213
15,976
15,611
16,481
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
(0.1) 0.6 5.5 8.7 7.3 (7.2) (2.3) 5.4

Performance

Business Unit Highlights
FEMSA Comercio

High-Quality Growth

During the last six years, Oxxo has almost tripled its size in terms of number of stores. Therefore, 2003 was another year of record high revenues and operating income. But there is something that these figures don't show: the quality of that growth is diligently controlled in order to select the best locations, open the stores in a short amount of time, run them in the most efficient way, and close down any underperformer. Discipline has been and will continue to be a central element of our expansion.


TOTAL REVENUES
(millions of 2003 pesos)
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
4,118
4,389
4,952
5,857
6,995
9,313
11,160
13,247
16,601
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
6.6 12.8 18.3 19.4 33.1 19.8 18.7 25.3


OPERATING INCOME (before management fee)
(millions of 2003 pesos)
800
700
600
500
400
300
200
100
0
67
100
137
217
317
385
420
606
781
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
49.3 37.0 58.3 45.5 22.0 9.3 44.7 28.3
% Operating Margin
1.6 2.3 2.8 3.7 4.5 4.1 3.8 4.6 4.7


EBITDA* (before management fee)
(millions of 2003 pesos)
1,000
800
600
400
200
0
137
166
223
318
422
479
485
698
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
21.2 34.3 42.6 32.7 13.6 1.1 44.1 37.3
*EBITDA equals Operating Income plus Depreciation and Amortization of other non-cash items.


TOTAL ASSETS
(millions of 2003 pesos)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,438
1,529
1,816
2,071
2,449
3,132
4,138
5,602
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
6.3 18.8 14.0 18.3 27.9 32.1 35.4


PERSONNEL
6,000
4,800
3,600
2,400
1,200
0
1,637
1,654
1,943
2,301
2,785
4,320
5,126
5,859
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
1.0 17.5 18.4 21.0 48.5 4.4 18.6 14.3


NUMBER OF OXXO STORES
3,000
2,500
2,000
1,500
1,000
500
0
767
823
892
1,000
1,197
1,468
1,779
2,216
'95 '96 '97 '98 '99 '00 '01 '02 '03
% Annual Growth
7.3 8.4 12.1 19.7 22.6 21.2 24.6 26.3

Contact Information

Corporate Headquarters

FEMSA
General Anaya 601 Pte., Colonia Bella Vista
Monterrey, Nuevo León, México, C.P. 64410
Phone: (52) 81-8328-6000

International Legal Counsel of the Company

Carlos E. Aldrete
General Anaya 601 Pte., Colonia Bella Vista
Monterrey, Nuevo León, México, C.P. 64410
Phone: (52) 81-8328-6180

Independent Accountants

Deloitte.
Represented by Galaz, Yamazaki, Ruiz Urquiza, S.C.
Lázaro Cárdenas 2321 Pte.
Residencial San Agustín
Garza García, Nuevo León, México, C.P. 66220
Phone: (52) 81-8133-7300

Stock Exchange and Symbol

Fomento Económico Mexicano, S.A. de C.V. stock trades on the Bolsa Mexicana de Valores (BMV) in the form of units under the symbols FEMSA UBD and FEMSA UB. The FEMSA UBD units also trade on The New York Stock Exchange, Inc. (NYSE) in the form of ADRs under the symbol FMX.


COTIZA EN
BOLSA MEXICANA DE VALORES

FEMSAUBD

FMX LISTED NYSE

Depository Bank and Registrar

The Bank of New York
P.O. Box 11256
Church Street Station
New York, NY 10286-1258
Phone: 1 (888) BNY-DDRS
(269-2377)
Phone: 1 (610) 382-7835
e-mail: shareowner-svcs@bankofny.com

Investor Relations

Juan Fonseca
Alan Alanís
Emily Klingbeil
Phone: (52) 81-8328-6167
Fax: (52) 81-8328-6080
e-mail: investor@femsa.com.mx

Corporate Communication

Jaime Toussaint
Carolina Alvear
Phone: (52) 81-8328-6148
Fax: (52) 81-8328-6117
e-mail: comunicacion@femsa.com

For More Information, Visit Us at:

www.femsa.com

The FEMSA 2003 Annual Report may contain certain forward-looking statements concerning FEMSA and its subsidiaries' future performance and should be considered as good faith estimates of FEMSA and its subsidiaries. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to further events and uncertainties which could materially impact the Company's subsidiaries' actual performance.

"Respect for human dignity is a precedent to and a condition for long-run profitability."

Eugenio Garza Sada
(1892–1973)
Chairman and CEO of Cervecería Cuauhtémoc (FEMSA today)

FEMSA
Apartado Postal 2001, Monterrey, N.L., México, 64410
www.femsa.com investor@femsa.com.mx


FEMSAUBD

FMX
LISTED
NYSE

Financial Review 2003

TABLE OF CONTENTS

Financial Summary

Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2003.	2003	2002	2001	2000	1999	1998	1997	1996	1995
Income Statement									
Net sales	Ps. 75,597	Ps. 55,176	Ps. 52,301	Ps. 50,080	Ps. 45,396	Ps. 43,169	Ps. 37,382	Ps. 33,478	Ps. 33,148
Total revenues	75,891	55,395	52,465	50,151	45,463	43,299	37,651	33,566	33,253
Cost of sales	39,371	27,640	26,070	24,889	23,166	23,532	20,515	19,786	19,572
Gross profit	36,520	27,755	26,395	25,262	22,297	19,767	17,136	13,780	13,681
Operating expenses	24,436	17,964	17,527	17,305	15,124	13,539	11,615	10,409	10,789
Participation in affiliated companies	30	87	34	38	61	73	67	72	30
Income from operations	12,114	9,878	8,902	7,995	7,234	6,301	5,588	3,443	2,922
Integral result of financing	3,423	373	274	1,627	117	1,901	506	(1,099)	1,722
Other expenses (income), net	656	950	314	(243)	130	503	311	(167)	238
Taxes	3,378	3,764	3,069	2,615	2,253	1,203	1,037	651	589
Net income before effect of change in accounting principle	4,657	4,791	5,245	3,996	4,734	2,694	3,734	4,058	373
Effect of change in accounting principle	—	—	30	—	—	—	—	—	—
Consolidated net income for the year	4,657	4,791	5,215	3,996	4,734	2,694	3,734	4,058	373
Net majority income	3,093	2,947	3,547	2,866	3,587	1,824	1,605	1,974	(370)
Net minority income	1,564	1,844	1,668	1,130	1,147	870	2,129	2,084	743
Ratios to Total Revenues (%)									
Gross margin (gross profit / net sales)	48.3%	50.3%	50.5%	50.4%	49.1%	45.8%	45.8%	41.2%	41.3%
Operating margin	16.0%	17.8%	17.0%	15.9%	15.9%	14.6%	14.8%	10.3%	8.8%
Other information									
Depreciation	3,126	2,523	2,406	2,242	2,064	1,838	1,683	1,569	1,384
Non-cash charges	2,098	1,777	1,547	1,799	1,451	1,241	1,162	1,049	559
EBITDA	17,338	14,178	12,855	12,036	10,749	9,380	8,433	6,061	4,865
Capital expenditures	6,789	5,780	5,310	4,764	4,536	5,588	4,798	4,484	3,685
Balance Sheets									
Assets									
Current Assets	20,160	24,452	16,688	14,229	11,483	10,682	10,173	9,610	10,001
Investment in Shares	939	577	470	558	1,327	1,320	1,466	1,142	2,611
Properties, Plant and Equipment	42,179	31,140	30,162	30,527	30,267	31,144	29,733	29,509	31,861
Other Assets	6,172	5,178	5,026	4,226	3,841	3,378	2,685	1,683	1,350
Intangible Assets and Goodwill	34,884	1,313	974	1,877	1,863	2,110	2,294	1,820	1,595
Total Assets	104,334	62,660	53,320	51,417	48,781	48,634	46,351	43,764	47,418
Liabilities									
Short-term debt	5,016	4,162	1,628	1,911	2,281	3,667	4,511	6,165	2,647
Current Liabilities	11,700	8,152	7,326	7,073	6,553	5,110	4,748	4,250	4,351
Long-term debt	33,345	10,192	7,399	8,221	8,344	10,373	12,836	10,350	16,869
Labor liabilities	1,815	1,117	835	795	587	1,092	1,110	1,235	1,400
Deferred income taxes	3,481	4,175	4,139	4,569	—	—	—	—	—
Other liabilities	2,519	564	594	375	391	154	173	277	321
Total Liabilities	58,236	28,362	21,921	22,944	18,156	20,396	23,378	22,277	25,588
Stockholders' Equity	46,098	34,298	31,399	28,473	30,625	28,238	22,973	21,487	21,830
Majority interest	28,400	24,024	22,127	19,693	21,812	19,632	7,618	6,827	5,368
Minority interest in consolidated subsidiaries	17,698	10,274	9,272	8,780	8,813	8,606	15,355	14,660	16,462
Financial Ratios (%)									
Leverage	1.26	0.83	0.70	0.81	0.59	0.72	1.02	1.04	1.17
Capitalization	0.48	0.32	0.23	0.28	0.27	0.36	0.48	0.52	0.50
Data per share									
Book value (1)(3)	5.361	4.535	4.184	3.676	4.084	3.675	—	—	—
Net income (2)(3)	0.584	0.556	0.670	0.540	0.672	0.341	—	—	—
Dividends paid									
Series "B" shares (3)	0.067	0.112	0.073	0.084	0.060	0.048	—	—	—
Series "D" shares (3)	0.838	0.140	0.092	0.105	0.075	0.060	—	—	—
Number of employees	86,136	41,656	41,500	43,201	41,787	39,754	37,185	35,937	35,133
Number of shares (3)(4)	5,297.31	5,297.31	5,297.31	5,307.59	5,341.34	5,341.34	—	—	—

(1) Majority stockholders' equity divided by the total number of shares outstanding at the end of each year.
(2) Majority net income divided by the total number of shares outstanding at the end of each year.
(3) Before 1998, the information is not comparable as a consequence of the VISA-FEMSA restructuring in 1998.
(4) Total number of shares outstanding at the end of each year expressed in millions.

Management's Discussion and Analysis

Audited Financial Results for the twelve months ended December 31, 2003 compared to the twelve months ended December 31, 2002

Set forth below is certain audited financial information for Fomento Económico Mexicano, S.A. de C.V. and its subsidiaries ("FEMSA" or the "Company") (NYSE: FMX; BMV: FEMSA UBD) for the twelve months ended December 31, 2003, compared to twelve months ended December 31, 2002. FEMSA is a holding company whose principal activities are grouped mainly under the following sub-holding companies (the "Sub-holding Companies") and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA" or "KOF"), which engages in the production, distribution and marketing of soft drinks; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; and FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of December 31, 2003 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

NOTICE

Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco") in May 2003, we began consolidating their operating results. Panamco prepared its financial statements in US dollars and in accordance with US GAAP. We prepare our financial statements in Mexican pesos and in accordance with Mexican GAAP. Financial information for 2003 for FEMSA and Coca-Cola FEMSA include twelve months' results for the original Coca-Cola FEMSA territories (Valley of Mexico, Southeast of Mexico and Buenos Aires) and only eight months' for the new Coca-Cola FEMSA territories (the Panamco territories). Therefore, financial statements for Coca-Cola FEMSA and for FEMSA consolidated will not be fully comparable with previous years until 2005 full year results.

However, sales volumes of Coca-Cola FEMSA presented in this report are comparable with previous year because they include twelve months results of its original territories along with the Panamco territories.

This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

FEMSA Consolidated

FEMSA AND SUBSIDIARIES	Total Revenues (1)	% Growth vs. 2002	Operating Income (1)(2)	% Growth vs. 2002
FEMSA Consolidated	Ps. 75,891	37%	Ps. 12,114	23%
Coca-Cola FEMSA	35,729	91%	6,710	45%
FEMSA Cerveza	21,924	1%	4,007	(2)%
FEMSA Comercio	16,601	25%	781	29%
FEMSA Empaques	7,352	7%	1,098	5%

(1) Amounts in millions of pesos as of December 31, 2003.
(2) Before management fee where applicable.

TOTAL REVENUES AND OPERATING INCOME

In 2003, our *consolidated total revenues* increased by 37.0% to Ps. 75.891 billion from Ps. 55.395 billion in 2002 driven primarily by the Coca-Cola FEMSA acquisition of Panamco, and organic revenue growth in each one of our main sub-holding companies. Coca-Cola FEMSA reached total revenues of Ps. 35.729 billion for 2003. FEMSA Cerveza increased its total sales volume by 3.2% reaching 24.564 million hectoliters; this enabled an increase in their total revenues by 1.3% to Ps. 21.924 billion despite the adverse impact of a weak pricing environment. FEMSA Comercio posted strong total revenue growth of 25.3% thanks to a record number of 582 net new stores opened during 2003. FEMSA Empaques increased total revenues by 7.1% fueled by a surge in demand for beverage cans and for refrigerators for the acquired Panamco territories.

Management's Discussion and Analysis

Consolidated gross profit increased by 31.6% to Ps. 36.520 billion during 2003 from Ps. 27.755 billion in 2002, representing a consolidated gross margin of 48.3%, a year over year decrease of 200 basis points. The downward pressure on margins was primarily due to higher raw materials prices, the devaluation of the Mexican peso versus the US dollar applied to our dollar denominated raw materials and the integration of the new KOF operations.

Consolidated income from operations (including results of affiliated companies) increased by 22.6% reaching Ps. 12.114 billion for the full year 2003 from Ps. 9.879 billion in 2002. The consolidated operating margin decreased 180 basis points from 2002 levels to 16.0% of total revenues. This margin contraction was primarily due to the integration of the newly acquired Mexican bottling territories that have a lower level of profitability than KOF's original Mexican territories, and the increased contribution of the Oxxo retail chain in our consolidated financial results. In addition to this, both FEMSA Cerveza and FEMSA Empaques recorded operating margin contractions reflecting a lower gross profit margin at both subsidiaries caused by lack of pricing and the impact of a weaker peso on the cost of dollar denominated raw materials.

INTEGRAL COST OF FINANCING

Net interest expense during 2003 amounted to Ps. 1.845 billion compared to Ps. 478 million in 2002, resulting primarily from the interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco (for further detail, please refer to the section "Panamco Acquisition").

Foreign exchange gain (loss) during 2003 amounted to a loss of Ps. 2.532 billion compared to a loss of Ps. 293 million in 2002. This amount primarily reflects our higher US dollar denominated liabilities resulting from the new debt incurred for our recent acquisition of Panamco and a 3.3% depreciation in real terms of the Mexican peso vs. the dollar during the year.

Monetary position gain (loss) during 2003 amounted to a gain of Ps. 954 million, compared to a gain of Ps. 398 million during 2002. Most of the additional gain is attributable to the inflation rate over the liabilities attained from the various territories in our recent acquisition. To determine changes in monetary position, the Company reflects adjustments for inflation over the year, such that monetary assets and liabilities obtained or disposed of during the year are not eroded.

Tax recognized during 2003 amounted to Ps. 3.378 billion, which includes income tax, tax on assets, and employee profit sharing ("taxes") compared to Ps. 3.764 billion in 2002. The effective tax rate for the year was 42.0% and compares favorably with the 44.0% effective tax rate of 2002.

NET INCOME

Net income decreased 2.8% to Ps. 4.657 billion from Ps. 4.791 billion for 2002 mainly attributable to a foreign exchange loss. Consolidated net majority income amounted to Ps. 3.093 billion for the year 2003, which is 5% higher than 2002.

Net majority income per FEMSA Unit [1] was Ps. 2.919 for 2003. Net majority income per FEMSA ADR, considering an exchange rate of Ps. 11.235 per dollar, was 2.598 dollars for 2003.

	Year Ended December 31	
NET INCOME PER FEMSA UNIT [1]	2003	2002
Net Majority Income	Ps. 2.919	Ps. 2.782

(1) FEMSA Units consist of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series "B" share, two Series "D-B" shares and two Series "D-L" shares. Each FEMSA UB unit is comprised of five Series "B" shares. The number of FEMSA Units outstanding as of December 31, 2003 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of December 31, 2003 divided by 5.

Management's Discussion and Analysis

PANAMCO ACQUISITION

On May 6, 2003, KOF completed the acquisition of Panamco, then the largest soft drink bottler in Latin America and one of the three largest *Coca-Cola* bottlers in the world. *All figures presented in this section are in US dollars as of May 6, 2003, the closing of the transaction.*

The total cost of the transaction was approximately $3.7 billion, financed by:

- $1,978 million of new debt (including approximately $373 million used to refinance existing Panamco indebtedness);
- $260 million capital investment from FEMSA;
- $674 million notional amount of our Series "D" shares issued to subsidiaries of *The Coca-Cola Company* in exchange for their equity investment in Panamco;
- $285 million of KOF cash; and
- $512 million of assumed Panamco debt.

After the transaction closed, KOF's total debt was $2.7 billion. Shortly thereafter, KOF took advantage of the low interest-rate environment and arising opportunities in the Mexican debt market in order to refinance $838 million from the bridge loan facility (88% of which was denominated in US dollars and 12% denominated in Mexican pesos). Therefore, in July 2003, KOF raised Ps. 5.750 billion—or approximately $557 million—through local bond offerings. Subsequently during the fourth quarter of 2003, KOF refinanced the remainder of the bridge loan facility through a short-term loan in Mexican Pesos and the use of $200 million from its cash balance.

KOF's local bond offering was assigned credit ratings from Standard & Poor's and Fitch of AA+ and AAA, respectively. For the US dollar denominated offering, Moody's Investors Service and Standard & Poor's maintained KOF investment-grade ratings of Baa2 and BBB, respectively, affirming their view of KOF's financial strength and stable outlook.

DEBT

Approximately 85.3% of FEMSA's total net debt is at the Coca-Cola FEMSA level and related to the Panamco acquisition. As of December 31, 2003, FEMSA recorded a cash balance of Ps. 7.733 billion ($688 million), short-term debt of Ps. 2.428 billion ($216 million) and long-term debt of Ps. 35.933 billion ($3,198 million). Our long-term debt consisted of 47.8% in US dollars, 50.6% in Mexican pesos, and 1.6% in Colombian pesos. The nominal weighted average annual interest rate for the total debt was 6.1% as of December 31, 2003. The weighted average interest rates for the debt were approximately 7.3%, 4.7%, and 10.3% for Mexican peso, US dollar, and Colombian peso denominated debt, respectively. In addition, the Company feels very comfortable with the amortization schedule of its long-term debt with different maturities to 2009.

Financial Results by Business Segment

COCA-COLA FEMSA ("KOF")

2003 TOTAL VOLUMES *Million Unit Cases*	2003	2002	*% Change*
Territory			
Mexico	1,001.6	980.5	2.1%
Central America	107.3	100.1	7.2%
Colombia	171.8	185.0	(7.1)%
Venezuela	151.6	162.9	(6.9)%
Brazil	265.1	322.6	(17.8)%
Argentina	126.6	115.6	9.5%
Total	1,824.0	1,866.7	(2.3)%

Total sales volume reached 1,824.0 Million Unit Cases (MUC) in 2003 declining 2.3% versus 2002. This primarily reflects (i) lower volumes of bottled water in Mexico, Colombia and Venezuela, due to asset rationalizations combined with revenue management in order to improve profitability in our water business; and (ii) lower beer volumes as we took over an important part of our former third-party selling and distribution network in the Brazilian territory of São Paulo.

Management's Discussion and Analysis

2003 CARBONATED SOFT DRINK (CSD) VOLUMES *Million Unit Cases*	2003	2002	*% Change*
Territory			
Mexico	786.3	764.1	2.9%
Central America	100.4	93.4	8.1%
Colombia	145.4	152.1	(4.4)%
Venezuela	130.7	133.8	(2.3)%
Brazil	204.4	239.6	(14.7)%
Argentina	125.1	114.1	9.6%
Total	1,492.3	1,497.1	(0.3)%

Total CSD volumes decreased 0.3% to 1,492.9 MUC in 2003 due to an offset of volume declines in Brazil, Colombia and Venezuela with improved volume growth in the Mexican, Central American and Argentine territories.

KOF consolidated revenues reached Ps. 35.729 billion in 2003. *Operating income* totaled Ps. 6.710 billion, resulting in a consolidated operating income margin of 18.8%.

Given that KOF's financial results are not fully comparable with previous years, in this report we have determined to discuss only its Mexican operations. Mexico represents approximately 55% of its total volumes, 67% of its total revenues and 84% of its total operating income.

MEXICO

Sales volume information for 2002 and 2003 is the combination of sales volume from our newly acquired territories in Mexico (Golfo and Bajio) and our original territories (Valley of Mexico and Southeast of Mexico).

Total sales volume in Mexico was up 2.2% to 1,001.6 MUC in 2003, including CSD volume growth of 2.9% during 2003. This was mainly driven by (i) solid performance of new flavored brands such as *Fanta Multi-Flavors, Fresca Pink Grapefruit* and *Lift Green Apple,* which account for approximately 70% of the incremental volumes during the year; (ii) incremental sales volume of *Ciel* still water in 5-liter presentation for the Valley of Mexico and, (iii) volume growth from our *Coca-Cola* brand. This volume growth was partially offset by a volume decline in 19-liter water jug presentation as we implemented new revenue management initiatives primarily in the Bajio and Golfo territories targeted at improving the profitability of our water business. This revenue management initiative is part of our strategy to focus on selling more profitable bottled water presentations.

Additionally, due to a relatively weak economic environment, in 2003, KOF faced greater competition from low-price soft drink brands in family size presentations. Product and packaging innovation helped us provide value propositions without damaging the brand equity of our products as these low-price brands continue to increase their presence and product alternatives in certain areas of our Mexican territories. For instance, our introduction of new family-size 2.5-liter returnable and non-returnable presentations in *Coca-Cola* and in selected flavors helped reduce the price gap per ounce providing our customers with a similar value proposition.

KOF Mexico Financial Review

KOF Mexican operations faced a challenging economic environment during 2003. New low price brand competitors decreased our flexibility to increase prices, a weak economic outlook and lower disposable income shifted soft drink consumption from individual presentations to larger family size presentations, and the higher cost of raw materials put significant pressure on our gross margins during the year. All of these circumstances took place while we initiated the integration of our new Mexican territories.

Total revenues in the Mexican territories reached Ps. 23.935 billion in 2003, resulting in an average price per unit case of Ps. 27.86. Average prices reflect the incorporation of jug water volumes inherited from Panamco, and the upscaling of family size presentations intended to enhance the value proposition for our consumers and to reduce the price gap versus low-price brands.

Gross profit totaled Ps. 12.845 billion reaching a 53.7% margin as percentage of total revenues in 2003. Higher raw materials prices, the devaluation of the Mexican peso versus the US dollar applied to our dollar denominated raw materials, and a different cost structure from the newly acquired territories, resulted in downward pressure on our margins.

Management's Discussion and Analysis

Despite these challenges, the pace of the integration process is progressing better than planned. For instance, during 2003, KOF closed Panamco's former headquarters in Mexico City and Miami; reduced the number of Mexican plants; consolidated its distribution centers; and introduced more new coolers to the market. These initiatives streamlined KOF Mexico operations and strengthened its execution capabilities. *Operating income* totaled Ps. 5.634 billion, reaching a 23.5% margin as a percentage of total revenues.

FEMSA CERVEZA

Domestic sales volume increased by 3.3% during 2003 reaching 22.582 million hectoliters. We attribute this increase to (i) the absence of a price increase since early 2002, (ii) successful promotions particularly with the *Sol* and *Indio* brands, and (iii) a modest recovery in the Mexican economy evidenced by an estimated 1.3% Gross Domestic Product growth during the year. The 2.4% reduction in our domestic revenue per hectoliter was 160 basis points under inflation, attesting to a successful shift in our sales mix towards more premium presentations such as non-returnable bottles and cans.

Export sales volume increased by 1.4% reaching 1.982 million hectoliters during 2003. This was primarily due to a 1.2% increase in sales volume to the United States, the end destination for most of our exports, mainly through the *Tecate* and *Dos Equis* Brand. The remaining increase in volume was due to an increase of 30.7% in our exports to Central and South America, which offset a decline of 14.9% to Asia. In both of these regions, *Sol* is our main export brand. The export revenue per hectoliter increased 9.0% in peso terms, mainly as a result of a price increase in dollar terms effective at the end of 2002 and a depreciation in real terms of the peso versus the US dollar in 2003.

Total revenues increased by 1.3% to Ps. 21.924 billion for the full year 2003 from Ps. 21.643 billion during 2002. Domestic revenues represented 93% of the total, while the remaining 7% came from export revenues.

Cost of sales remained in line with revenue growth at Ps. 9.425 billion during 2003 from Ps. 9.282 billion during 2002. *Gross profit* totaled Ps. 12.499 billion resulting in a gross margin of 57.0%, in line with 2002 levels. The margin was impacted by two offsetting factors. An increase in the dollar denominated costs, which represent approximately one-fourth of cost of goods sold, was offset by better purchasing terms for raw materials, headcount adjustments, and lower transportation costs from our breweries to the warehouses.

Administrative expenses increased by 3.1% to Ps. 2.333 billion during 2003 compared to Ps. 2.262 billion in 2002, reflecting the start of the amortization of the commercial module of our SAP based Enterprise Resource Planning System ("ERP") and its initial rollout.

Selling expenses increased by 1.6% to Ps. 6.190 billion during 2003, compared to Ps. 6.093 billion in 2002, primarily reflecting an increase in variable expenses that grew in line with our sales. At 28.2% of total revenues, selling expenses remained relatively constant to 2002 levels. The Participation in Affiliated Companies dropped by 65.9% relative to the previous year, primarily reflecting a reduction in the profitability of Labatt USA due to increased marketing spending for our brands *Tecate* and *Dos Equis*.

Income from operations (before deduction of management fees) decreased 2.1% to Ps. 4.007 billion in 2003 from Ps. 4.094 billion in 2002. Summarizing what was mentioned above, this reflects higher volumes, a weak pricing environment, new amortizations of ERP related expenses, and lower profitability at Labatt USA. Operating margin before management fees decreased by 60 basis points to 18.3% of total revenues.

FEMSA COMERCIO

Total revenues accounted for approximately 21.9% of FEMSA consolidated revenues. *Total revenues* increased by 25.3% to Ps. 16.601 billion for the full year 2003 from Ps. 13.247 billion during 2002. The primary reason for this increase was the opening of 582 net new Oxxo stores during the year. As of December 31, 2003, we had 2,798 Oxxos nationwide, an increase of 26.3% from 2002.

Same store sales of Oxxo increased an average of 8.2% for the full year 2003 reflecting an increase in the average ticket of 1.5% and an increase in store traffic of 6.2%. This increase reflects the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within the store. Please note that this same store sales calculation is different than what historically was presented as "Sales of Comparative Mature Stores," which considered the variation in average sales of all those stores that had more than 18 months in operation. Under this new methodology, Oxxo is now calculating the change in sales of the same stores with respect to a previous period, and therefore is in full accordance with industry standards of how same-store-sales are calculated. This change is reflected herein and going forward.

Cost of sales remained in-line with revenue growth at Ps. 12.199 billion during 2003 from Ps. 9.739 billion in 2002, an increase of 25.3%. As a result, *Gross profit* remained stable as a percentage of total sales at Ps. 4.402 billion in 2003 compared to Ps. 3.507 billion in 2002, up 25.5% year over year.

Administrative expenses increased 12.1% to Ps. 285 million during 2003, from Ps. 254 million in 2002, as we adjusted the management structure to support the expanded operations, in particular, the opening of two new regional administrative offices to reach 37 nationwide.

Selling expenses increased 26.0% to Ps. 3.336 billion during 2003 from Ps. 2.647 billion in 2002. At 20.1% of total revenues, this figure remained in line with 2002. Our continued investments in technology, systems, distribution, and workforce are all aimed at further strengthening the expansion of Oxxo's business model.

Income from operations increased by 28.9% to Ps. 781 million for the full year 2003 from Ps. 606 million in 2002. This increase was in-line with sales growth, and contributed to a stable operating margin of 4.7% for 2003, slightly above the 4.6% operating margin achieved in 2002.

FEMSA EMPAQUES

Total revenues increased by 7.1% to Ps. 7.352 billion for the full year 2003 from Ps. 6.862 billion during 2002. This increase is primarily due to a 7.7% increase in the sales volume of beverage cans, mainly to KOF and FEMSA Cerveza; and by the depreciation of the Mexican peso, which offset a small decrease in the average price of these products in dollar. The rest of the increase reflects a surge in the sales volume of refrigerators shipped to the former Panamco territories and the production of plastic cases for a new 2.5 liter bottle for KOF.

Cost of sales reached Ps. 5.639 billion during 2003 compare to Ps. 5.193 billion in 2002, resulting in a *gross margin* of 23.3%. This decrease is primarily due to an increase in the cost of dollar denominated raw materials, an increase in depreciation expenses related to the molds used to produce the cases for 2.5 liter plastic bottles, the replacement of one of the glass furnaces replaced early 2003, and higher energy costs.

Administrative expenses decreased by 8.2% to Ps. 177 million during 2003 from Ps. 193 million in 2002, due to adjustments in the personnel level, along with optimizations in certain administrative processes. *Selling expenses* increased 1.4% to Ps. 437 million during 2003 compared to Ps. 431 million in 2002, mainly as a result of higher freight costs due to the increased sales volume of refrigerators and plastic cases.

Income from operations increased by 5.1% to Ps. 1.098 billion during 2003 from Ps. 1.045 billion in 2002. This resulted in an *operating margin before management fees* of 14.9% of total revenues, a decrease of 30 basis points year over year.

Deloitte.

Independent Auditors' Report

To the Board of Directors and Stockholders of Fomento Económico Mexicano, S.A. de C.V.:

We have audited the accompanying consolidated balance sheets of Fomento Económico Mexicano, S.A. de C.V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in financial position and changes in stockholders' equity for each of the three years in the period ended December 31, 2003, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 14% and 12% of the consolidated totals as of December 31, 2003 and 2002, respectively, and total revenues of 28%, 26% and 22% of the consolidated totals for each of the three years in the period ended December 31, 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Fomento Económico Mexicano, S.A. de C.V. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Mexico.

As mentioned in Note 2, Coca-Cola FEMSA, S.A. de C.V. acquired Panamerican Beverages, Inc. on May 6, 2003, incorporating its results of operations since the date of acquisition, as a result of which the 2003 consolidated income statement and balance sheet are not comparable with those of the prior year.

As mentioned in Note 5, effective January 1, 2003 the Company adopted the Bulletins C-8, "Intangible Assets," and C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments." Additionally, effective January 1, 2001 the Company adopted Bulletin C-2, "Financial Instruments."

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of income for each of the three years in the period ended December 31, 2003, and the determination of stockholders' equity at December 31, 2003 and 2002, to the extent summarized in Note 26.

Our audits also comprehended the translation of the Mexican peso amounts into US dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. The translation of the financial statement amounts into US dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu



C. P. C. Ernesto Cruz Velázquez de León
Monterrey, N.L., Mexico
February 9, 2004

Consolidated Balance Sheets

At December 31, 2003 and 2002. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.	2003		2002
Assets			
Current Assets:			
Cash and cash equivalents	$ 688	Ps. 7,733	Ps. 15,148
Accounts receivable	381	4,285	3,237
Inventories	612	6,872	5,083
Recoverable taxes	57	641	346
Prepaid expenses	56	629	638
Total Current Assets	1,794	20,160	24,452
Investments in Shares	84	939	577
Properties, Plant and Equipment	3,754	42,179	31,140
Other Assets	550	6,172	5,178
Intangible Assets and Goodwill	3,105	34,884	1,313
Total Assets	$ 9,287	Ps. 104,334	Ps. 62,660
Liabilities and Stockholders' Equity			
Current Liabilities:			
Bank loans	$ 216	Ps. 2,428	Ps. 3,251
Interest payable	36	404	158
Current maturities of long-term debt	230	2,588	911
Suppliers	621	6,975	5,304
Taxes payable	126	1,416	810
Accounts payable, accrued expenses and other liabilities	259	2,905	1,880
Total Current Liabilities	1,488	16,716	12,314
Long-Term Liabilities:			
Bank loans and notes payable	2,968	33,345	10,192
Labor liabilities	162	1,815	1,117
Deferred income taxes	342	3,841	4,175
Other liabilities	224	2,519	564
Total Long-Term Liabilities	3,696	41,520	16,048
Total Liabilities	5,184	58,236	28,362
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	1,575	17,698	10,274
Majority interest:			
Capital stock	378	4,243	4,243
Additional paid-in capital	1,073	12,060	10,347
Retained earnings from prior years	1,375	15,450	12,911
Net income for the year	275	3,093	2,947
Cumulative translation adjustment	(54)	(607)	(432)
Cumulative result of holding non-monetary assets	(519)	(5,839)	(5,992)
Total majority interest	2,528	28,400	24,024
Total Stockholders' Equity	4,103	46,098	34,298
Total Liabilities and Stockholders' Equity	$ 9,287	Ps. 104,334	Ps. 62,660

The accompanying notes are an integral part of these consolidated balance sheets.
Monterrey, N.L., Mexico, February 9, 2004.



José Antonio Fernández Carbajal
Chief Executive Officer



Federico Reyes García
Chief Financial Officer

Consolidated Income Statements

For the years ended December 31, 2003, 2002 and 2001. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.		2003			2002		2001
Net sales	$	6,729	Ps. 75,597	Ps.	55,176	Ps.	52,301
Other operating revenues		26	294		219		164
Total revenues		6,755	75,891		55,395		52,465
Cost of sales		3,504	39,371		27,640		26,070
Gross profit		3,251	36,520		27,755		26,395
Operating expenses:							
Administrative		511	5,740		4,870		4,814
Sales		1,664	18,696		13,094		12,713
		2,175	24,436		17,964		17,527
Income from operations		1,076	12,084		9,791		8,868
Participation in affiliated companies		2	30		87		34
		1,078	12,114		9,878		8,902
Integral result of financing:							
Interest expense		(226)	(2,540)		(943)		(985)
Interest income		62	695		465		497
Foreign exchange gain (loss)		(225)	(2,532)		(293)		256
Gain (loss) on monetary position		84	954		398		(42)
		(305)	(3,423)		(373)		(274)
Other expenses, net		(58)	(656)		(950)		(314)
Income for the year before income tax, tax on assets and employee profit sharing		715	8,035		8,555		8,314
Income tax, tax on assets and employee profit sharing		300	3,378		3,764		3,069
Net income before effect of change in accounting principle		415	4,657		4,791		5,245
Effect of change in accounting principle		—	—		—		30
Consolidated net income for the year	$	415	Ps. 4,657	Ps.	4,791	Ps.	5,215
Net majority income		275	3,093		2,947		3,547
Net minority income		140	1,564		1,844		1,668
Consolidated net income for the year	$	415	Ps. 4,657	Ps.	4,791	Ps.	5,215
Net majority income per share (US dollars and constant Mexican pesos):							
Per Series "B" share							
Before change in accounting principle	$	0.046	Ps. 0.521	Ps.	0.496	Ps.	0.600
After change in accounting principle		0.046	0.521		0.496		0.597
Per Series "D" share							
Before change in accounting principle		0.058	0.651		0.620		0.750
After change in accounting principle		0.058	0.651		0.620		0.747

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2003, 2002 and 2001. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.	2003		2002	2001
Resources Generated by (Used in):				
Operations:				
Consolidated net income	$ 415	Ps. 4,657	Ps. 4,791	Ps. 5,215
Depreciation	278	3,126	2,523	2,406
Impairment of long-lived assets	70	790	625	145
Deferred taxes	42	474	6	(113)
Amortization and other	177	1,982	1,933	1,596
	982	11,029	9,878	9,249
Working capital:				
Accounts receivable	32	361	444	(152)
Inventories	(81)	(911)	(718)	(17)
Prepaid expenses	11	121	(57)	(9)
Suppliers and other liabilities	(99)	(1,108)	874	228
Recoverable taxes, net	(57)	(632)	(648)	678
Interest payable	10	111	—	(49)
Labor liabilities	(10)	(113)	—	(93)
Net Resources Generated by Operating Activities	788	8,858	9,773	9,835
Investments:				
Investments in shares	—	(4)	(132)	81
Properties, plant and equipment	(358)	(4,023)	(3,229)	(3,216)
Intangible assets and other	(246)	(2,766)	(2,551)	(2,094)
Acquisition of Panamco	(2,639)	(29,648)	—	—
Other investments	(5)	(60)	(345)	193
Net Resources Used in Investing Activities	(3,248)	(36,501)	(6,257)	(5,036)
Financing Activities:				
Bank loans	1,394	15,659	5,700	(529)
Amortization in real terms of long-term liabilities	(96)	(1,064)	(407)	(305)
Notes payable and others	4	45	82	(71)
Capital contribution by The Coca-Cola Company	627	7,041	—	—
Dividends declared and paid	(95)	(1,070)	(1,185)	(657)
Repurchase of FEMSA shares	—	—	—	(71)
Decrease in minority interest	—	—	—	(511)
Cumulative translation adjustment	(34)	(383)	(491)	697
Net Resources Generated by (Used in) Financing Activities	1,800	20,228	3,699	(1,447)
Net Increase (Decrease) in Cash and Cash Equivalents	(660)	(7,415)	7,215	3,352
Cash and Cash Equivalents at Beginning of the Year	1,348	15,148	7,933	4,581
Cash and Cash Equivalents at the End of the Year	$ 688	Ps. 7,733	Ps. 15,148	Ps. 7,933

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2003, 2002 and 2001. Amounts expressed in millions of constant Mexican Pesos (Ps.) as of December 31, 2003.	Capital Stock	Additional Paid-In Capital	Retained Earnings from Prior Years	Net Income for the Year	Cumulative Translation Adjustment	Cumulative Result of Holding Non-Monetary Assets	Total Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Balances at December 31, 2000	Ps. 4,249	Ps. 10,347	Ps. 7,780	Ps. 2,865	Ps. (538)	Ps. (5,010)	Ps. 19,693	Ps. 8,780	Ps. 28,473
Transfer of prior year income			2,865	(2,865)					
Dividends declared and paid			(494)				(494)	(163)	(657)
Repurchase of FEMSA shares	(6)		(65)				(71)		(71)
Decrease in the minority interest								(511)	(511)
Comprehensive income				3,547	356	(904)	2,999	1,166	4,165
Balances at December 31, 2001	Ps. 4,243	Ps. 10,347	Ps. 10,086	Ps. 3,547	Ps. (182)	Ps. (5,914)	Ps. 22,127	Ps. 9,272	Ps. 31,399
Transfer of prior year income			3,547	(3,547)					
Dividends declared and paid			(722)				(722)	(463)	(1,185)
Comprehensive income				2,947	(250)	(78)	2,619	1,465	4,084
Balances at December 31, 2002	Ps. 4,243	Ps. 10,347	Ps. 12,911	Ps. 2,947	Ps. (432)	Ps. (5,992)	Ps. 24,024	Ps. 10,274	Ps. 34,298
Transfer of prior year income			2,947	(2,947)					
Dividends declared and paid			(408)				(408)	(662)	(1,070)
Capital Contribution by The Coca-Cola Company		1,713					1,713	5,328	7,041
Comprehensive income				3,093	(175)	153	3,071	2,758	5,829
Balances at December 31, 2003	Ps. 4,243	Ps. 12,060	Ps. 15,450	Ps. 3,093	Ps. (607)	Ps. (5,839)	Ps. 28,400	Ps. 17,698	Ps. 46,098

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Notes to the Consolidated Financial Statements

At December 31, 2003, 2002 and 2001. Amounts expressed in millions of US dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2003.

NOTE 1. - ACTIVITIES OF THE COMPANY.

Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") is a Mexican holding company. The principal activities of FEMSA and its subsidiaries ("the Company"), as an economic unit, are carried out by operating subsidiaries and grouped under direct and indirect holding company subsidiaries (the "Subholding Companies") of FEMSA. The following is a description of such activities, together with ownership interest in each Subholding Company:

SUBHOLDING COMPANY	% OWNERSHIP	ACTIVITIES
FEMSA Cerveza, S.A. de C.V. and Subsidiaries ("FEMSA Cerveza")	70%	Production, distribution and marketing of beer through its principal operating subsidiary, Cervecería Cuauhtémoc Moctezuma, S.A. de C.V., which operates six breweries throughout Mexico and produces and distributes 15 different brands of beer, of which the five most important are: Tecate, Carta Blanca, Superior, Sol and XX Lager. Labatt Brewing Company Limited ("Labatt") and its holding company, Stellamerica Holdings Limited ("Stellamerica"), jointly own 30% of FEMSA Cerveza's capital stock.
Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries ("Coca-Cola FEMSA")	45.7% (53.6% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia, Brazil and Argentina. The Inmex Corporation, an indirect subsidiary of The Coca-Cola Company, owns 39.6% of Coca-Cola FEMSA's capital stock. In addition, shares representing 14.7% of Coca-Cola FEMSA's capital stock are listed on the Bolsa Mexicana de Valores, S.A. de C.V. ("BMV") and The New York Stock Exchange, Inc. ("NYSE").
FEMSA Empaques, S.A. de C.V. and Subsidiaries ("FEMSA Empaques")	100%	Production and distribution of packaging materials primarily to the beverage industry, including products such as aluminum beverage cans and tops, bottle caps, glass beverage bottles, labels, plastic cases, as well as coolers and commercial refrigeration equipment.
FEMSA Comercio, S.A. de C.V. and Subsidiaries ("FEMSA Comercio")	100%	Operation of a chain of convenience stores under the trade name "OXXO."
FEMSA Logística, S.A. de C.V. and Subsidiaries ("FEMSA Logística")	100%	Transportation, logistics and maintenance services to FEMSA's subsidiaries and to third parties.

Notes to the Consolidated Financial Statements

Note 2. - Acquisition of Panamerican Beverages, Inc.

On May 6, 2003, Coca-Cola FEMSA acquired 100% of the outstanding stock of Panamerican Beverages, Inc. ("Panamco") for Ps. 29,518. As part of the acquisition, the Company assumed Ps. 9,085 of net debt and incurred transaction costs of Ps. 388, which consist of financial, advisory and legal fees, capitalized as adjustments to the purchase price.

After the acquisition FEMSA owns 45.7% of the economic value of Coca-Cola FEMSA and 53.6% of the voting shares. The Coca-Cola Company owns 39.6% of the economic value and 46.4% of the voting shares. The remaining shares are listed in BMV and NYSE. Panamco produced and distributed Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Venezuela, Colombia and Brazil, along with bottled water and other beverages in some of these territories and beer in Brazil.

The results of Panamco's operations have been included in the consolidated financial statements since the date of acquisition, as a result of which the 2003 consolidated income statement and balance sheet are not comparable with those of the prior year. The 2003 statement of changes in financial position has been reclassified to present the effects of the acquisition and incorporation of Panamco as a single line item.

The transaction was financed with an equity contribution from FEMSA of Ps. 2,779, an exchange of The Coca-Cola Company's equity interests in Panamco valued at Ps. 7,041 for new shares of Coca-Cola FEMSA, cash on hand of Ps. 2,820 and additional indebtedness of Ps. 17,267.

The exchange of equity interests of The Coca-Cola Company generated additional paid-in capital in majority stockholders' equity, since the shares were subscribed at a value greater than the book value of the shares at the subscription date.

The acquisition of Panamco's operations has great strategic importance for FEMSA and Coca-Cola FEMSA, because it positions them as a strong multinational bottler, assuring their growth in a consolidating environment, and the largest Coca-Cola bottler in Mexico and Latin America, with great potential for creating business and operational synergies.

The fair values of the assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	Ps.	680
Other current assets		2,677
Properties, plant and equipment		9,658
Other assets		2,292
Rights to produce and distribute Coca-Cola trademark products		33,420
Total assets acquired		48,727
Short-term debt		3,331
Other current liabilities		4,787
Long-term debt		6,434
Other long-term liabilities		3,147
Total liabilities assumed		17,699
Net assets acquired	Ps.	31,028

Note 3. - Basis of Presentation.

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"), as further explained in Note 25. A reconciliation from Mexican GAAP to US GAAP is included in Note 26.

The consolidated financial statements are stated in millions of Mexican pesos ("Ps."). The translations of Mexican pesos into US dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2003 of 11.235 Mexican pesos per one US dollar.

Notes to the Consolidated Financial Statements

The consolidated financial statements include, the financial statements of FEMSA and those of all companies in which it owns directly or indirectly a majority of the outstanding voting capital stock and/or exercises control. All intercompany account balances and transactions have been eliminated in such consolidation.

NOTE 4. - FOREIGN SUBSIDIARY INCORPORATION.

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located, and in accordance with the accounting principles generally accepted in each country. For incorporation into the FEMSA consolidated financial statements, they are adjusted to Mexican GAAP and restated to the purchasing power of the local currency at the end of the year by applying the inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity, as part of other comprehensive income.

When the Company designates foreign subsidiary net investment as an economic hedge of its own financing acquisition, the accounting treatment for the integral cost of financing is as follows:

- The foreign exchange gain or loss is recorded as part of the cumulative translation adjustment, to the extent the net investment in the foreign subsidiary covers the debt, net of taxes. The foreign exchange gain or loss associated with any unhedged portion of such debt is recorded in the integral result of financing.
- The monetary position result is computed using the inflation factors of the country in which the acquired subsidiary is located to the extent the net investment in the foreign subsidiary covers the debt. The unhedged portion of such debt is calculated using inflation factors of the country of the company that contracts the financing. The total effect is recorded in the integral result of financing.

When the Company has not designated an economic hedge, the foreign exchange gain or loss and gain or loss on monetary position are recorded in the integral result of financing.

The monetary position result and exchange gain or loss on intercompany foreign currency denominated balances that are considered to be of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future), are reflected in cumulative translation adjustment in stockholders' equity.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. Due to the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery, and the instability of the exchange rate, on July 1, 2002, the Company performed a valuation of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA Buenos Aires") based on market price value multiples of comparable businesses. The valuation resulted in the recognition of an impairment of goodwill of Ps. 457, which was recorded in results of 2002. As a result, the net investment in Coca-Cola FEMSA Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in US dollars incurred to acquire Coca-Cola FEMSA Buenos Aires.

In January 2003, the Venezuelan government suspended the exchange of bolivars for US dollars and in February 2003 implemented an exchange control regime, under which it created a foreign exchange control agency that approves all foreign currency transactions and instructs the Central Bank of Venezuela ("BCV") to release foreign currency to approved companies. Under the exchange control regime, approved US dollars are released by the BCV at the official exchange rate of 1,600 bolivars per US dollar. For most of 2003 releases had been minimal in relation to amounts requested. In view of the uncertainties regarding the availability of US dollars at the official rate, the Company has used the last available market-closing rate of 1,853 bolivars per US dollar to translate the financial statements of its Venezuela subsidiary. On February 6, 2004, a 20% devaluation of the Venezuelan bolivar was officially announced, with the new official exchange rate being set at 1,920 bolivars per US dollar.

The Company has not designated any investment in foreign subsidiary as an economic hedge of the liabilities incurred to acquire Panamco's territories.

Notes to the Consolidated Financial Statements

NOTE 5. - SIGNIFICANT ACCOUNTING POLICIES.

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

A) RECOGNITION OF THE EFFECTS OF INFLATION:

The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of inflation factors.
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon inflation factors.
- Including in the cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using inflation factors of the country of origin and latest year-end exchange rate of the Mexican peso. Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the same currency as of the end of the latest year presented.

B) CASH AND CASH EQUIVALENTS:

Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the quoted market prices.

C) INVENTORIES AND COST OF SALES:

The value of inventories is adjusted to replacement cost, without exceeding market value. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection, and inter and intra-plant transfer costs.

D) PREPAID EXPENSES:

These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and recognized in the income statement of the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, promotional and leasing expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the period, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year.

Notes to the Consolidated Financial Statements

E) BOTTLES AND CASES:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost.

FEMSA Cerveza includes bottles and cases in inventories. Breakage is charged to expense as incurred. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 174, Ps. 153 and Ps. 176, respectively.

Coca-Cola FEMSA includes bottles and cases in properties, plant and equipment. For financial reporting purposes, breakage is recorded as an expense as it is incurred. Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. The Company estimates that breakage expense is similar to the depreciation calculated on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. For the years ended December 31, 2003, 2002 and 2001, breakage expense amounted to Ps. 274, Ps. 201 and Ps. 208, respectively. Bottles and cases that have been placed in the hands of customers and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The bottles and cases for which no deposit has been received are expensed when placed in the hands of customers.

F) INVESTMENTS IN SHARES:
Investments in shares of associated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence and which does not have an observable market value, are recorded at acquisition cost and restated based upon inflation factors of the country of origin. Investments in affiliated companies in which the Company does not have significant influence and which does have an observable market value are adjusted to market value, with such adjustments reflected in earnings.

G) PROPERTIES, PLANT AND EQUIPMENT:
These assets are initially recorded at their cost of acquisition and/or construction. Properties, plant and equipment of domestic origin, except bottles and cases of Coca-Cola FEMSA (see Note 5 E), are restated by applying inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin and then translated at the year-end exchange rate.

Depreciation is computed using the straight-line method, based on the value of the restated assets reduced by their residual values. The Company together with independent appraisers determines depreciation rates, considering the estimated remaining useful lives of the assets.

The estimated useful lives of the main assets are as follows:

	Years
Buildings and construction	40–50
Machinery and equipment	12–20
Distribution equipment	10–12
Information technology equipment	3–4

H) OTHER ASSETS:
These assets represent payments whose benefits will be received in future years and consist of:

- Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the terms of such agreements, based on the volume sold by the customers. The term of these agreements is between three and four years.

  Prior to 2002, the amortization was included in operating expenses. Beginning in 2002, as a supplemental standard to Mexican GAAP, the Company adopted the provisions of Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" of the Financial Accounting Standards Board ("FASB"), which requires presenting the amortization of these capitalized amounts as a reduction of net sales. During the years ended December 31, 2003, 2002 and 2001 the amortization reducing net sales amounted to Ps. 1,055, Ps. 990 and Ps. 885, respectively. The 2001 income statement has been reclassified to conform to this change in presentation.

- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, in accordance with the terms of lease contracts.

I) INTANGIBLE ASSETS AND GOODWILL:
These assets represent payments whose benefits will be received in future years. Beginning in 2003 the Company applies Bulletin C-8 "Activos Intangibles" (Intangible Assets) ("C-8"), which establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Additionally, C-8 requires identifying all intangible assets to reduce as much as possible the goodwill associated with business combinations. Prior to 2003, the excess of the purchase price over the fair value of the net assets acquired in a business combination was consider to be goodwill. With the adoption of C-8, Coca-Cola FEMSA considers such excess to relate to the rights to produce and distribute Coca-Cola trademark products. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with definite lives are amortized during their useful life, and consist of:
- Start-up expenses represent costs incurred prior to the opening of an Oxxo store, including rent, permits and licenses. Such amounts are restated based on inflation factors and are amortized on a straight-line basis in accordance with the terms of the lease contract.
- Enterprise resource planning (ERP) system implementation costs incurred during the development stage are capitalized in accordance with Bulletin C-8 and are amortized using the straight-line method over four years. Expenses which do not fulfill the requirements for capitalization, such as research expenses are expensed as incurred.

Intangible assets with indefinite lives are not amortized, but are periodically subject to an impairment test and consist of:
- Coca-Cola FEMSA rights to produce and distribute Coca-Cola trademark beverages in the territories acquired. Those agreements are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. The bottler agreements are automatically renewable for 10 year terms, subject to non-renewal by either party. The agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying the inflation rate of the country of origin and the year-end exchange rate.
- FEMSA Cerveza distribution rights, which represent the payments made to concessionaries in the acquisition of the franchise previously granted, and are substantially equal to the fair value.

Goodwill is the difference between the price paid and the fair value of the shares and/or net assets acquired that was not assigned directly to an intangible asset. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate. Goodwill is amortized over a period of not more than 20 years.

J) IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS:
The Company reviews the carrying value of its goodwill and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In order to determine whether impairment exists, management compares estimated future discounted cash flows to be generated by those assets with their carrying value. If such assets are considered to be impaired, the impairment charge to be recognized in net income is measured by the amount by which the carrying amount exceeds their fair value.

K) PAYMENTS FROM THE COCA-COLA COMPANY:
The Coca-Cola Company participates in certain advertising and promotional programs of Coca-Cola FEMSA. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 1,498, Ps. 755 and Ps. 748 during the years ended December 31, 2003, 2002 and 2001, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's refrigeration equipment investment program. These resources are related to the increase in sales volume of The Coca-Cola Company products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment investments, net of the participation, are capitalized in properties, plant and equipment.

L) LABOR LIABILITIES:

Labor liabilities include obligations for pension and retirement plan, seniority premiums and postretirement medical services, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be non-monetary and are restated using long-term assumptions. The increase in labor liabilities of the year is charged to expense in the income statement.

Unamortized prior service costs are recorded as expenses in the income statement over the period during which the employees will receive the benefits of the plan, which in the case of pension and retirement plans and seniority premiums is 14 years and for postretirement medical services is 20 years, both since 1996.

Certain subsidiaries of the Company have established funds for the payment of pension benefits and postretirement medical services through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2003, 2002 and 2001, these payments amounted to Ps. 101, Ps. 177 and Ps. 180, respectively.

M) REVENUE RECOGNITION:

Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at selling list prices reduced by promotion allowances and discounts.

N) OPERATING EXPENSES:

Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional services fees, depreciation of office facilities and amortization of capitalized software costs.

Selling expenses include:

a) Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. During the years ended December 31, 2003, 2002 and 2001, these distribution costs amounted to Ps. 4,848, Ps. 4,092 and Ps. 4,013, respectively.
b) Sales: labor costs (salaries and other benefits) and sales commission paid to sales personnel.
c) Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

O) INCOME TAX, TAX ON ASSETS AND EMPLOYEE PROFIT SHARING:

Income taxes and employee profit sharing are charged to results of the year in which they are incurred, including the deferred income tax that arises from the temporary differences between the accounting and tax bases of assets and liabilities, including the tax loss carryforward benefit. Deferred income tax assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the basis for employee profit sharing that are expected to generate a benefit or liability within a defined period.

The tax on assets paid that is expected to be recovered is recorded as a reduction of the deferred tax liability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is limited to 60% of the stockholders' participation. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company and not on a consolidated basis.

P) INTEGRAL RESULT OF FINANCING:
The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in local currency using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that is considered to be an economic hedge (see Note 4).

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that is considered to be an economic hedge (see Note 4). The gain (loss) on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate.

Q) FINANCIAL INSTRUMENTS:
The Company frequently contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If the instrument is used to manage the risks related with the financing operations, the effect is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amounts to Ps. 30.

R) CUMULATIVE RESULT OF HOLDING NON-MONETARY ASSETS:
This represents the sum of the difference between book values and restatement values, as determined by applying inflation factors to non-monetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

S) COMPREHENSIVE INCOME:
Comprehensive income is comprised of the net income for the year and other comprehensive income items such as the translation adjustment and the result of holding non-monetary assets and is presented in the consolidated statement of changes in stockholders' equity.

T) PROVISIONS:
Beginning January 1, 2003, the Company adopted the provisions of new Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Provisions, Contingent Assets and Liabilities and Commitments), which establishes additional guidelines clarifying the accounting for provisions, accruals and contingent liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement or substitution of obligations. The adoption of C-9 did not have a material impact on the Company's financial position and results of operations.

NOTE 6. - ACCOUNTS RECEIVABLE.

		2003		2002
Trade	Ps.	3,361	Ps.	2,575
Allowance for doubtful accounts		(368)		(293)
Notes receivable		627		425
The Coca-Cola Company		255		120
Insurance claims		37		23
Loans to employees		29		6
Travel advances to employees		28		31
Rent of warehouses		10		14
Other		306		336
	Ps.	4,285	Ps.	3,237

The changes in the allowance for doubtful accounts are as follows:

		2003		2002
Balance at the beginning of the year	Ps.	293	Ps.	235
Acquisition of Panamco		62		—
Provision for the year		149		126
Cancellation of reserve		(124)		(56)
Restatement of the balance at the beginning of the year		(12)		(12)
Balance at the end of the year	Ps.	368	Ps.	293

NOTE 7. - INVENTORIES.

		2003		2002
Raw materials	Ps.	2,555	Ps.	1,513
Finished products		2,333		1,662
Bottles and cases of FEMSA Cerveza		1,189		1,129
Spare parts		388		336
Advances to suppliers		329		325
Work in process		179		145
Advertising and promotional materials		24		12
Allowance for obsolescence		(125)		(39)
	Ps.	6,872	Ps.	5,083

NOTE 8. - PREPAID EXPENSES.

		2003		2002
Advertising and promotional expenses	Ps.	445	Ps.	459
Agreements with customers		78		104
Leasing		45		32
Other		61		43
	Ps.	629	Ps.	638

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2003, 2002 and 2001 amounted Ps. 1,186, Ps. 935 and Ps. 949, respectively.

Note 9. - Investments in Shares.

COMPANY	Ownership		2003		2002
FEMSA Cerveza:					
Labatt-USA LLC ("Labatt-USA")	30.00%	Ps.	162	Ps.	179
Associated companies of FEMSA Cerveza	Various		115		104
Río Blanco Trust (waste water treatment plant)	33.71%		116		89
Other	Various		26		22
Coca-Cola FEMSA:					
Molson Inc. ("Molson")	0.74%		236		—
Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA")	33.68%		124		70
Complejo Industrial Can, S.A. ("CICAN")	48.10%		51		60
Beta San Miguel, S.A. de C.V. ("Beta San Miguel")	2.54%		30		—
Tapón Corona de Colombia, S.A. ("Tapón Corona")	40.00%		20		—
Other	Various		9		2
Other investments	Various		50		51
		Ps.	939	Ps.	577

The investment in Molson shares is recorded at its market value of Ps. 310 as of December 31, 2003, and is presented net of the fair value of the related equity forward contract of Ps. 74. The Molson stock is subject to a two-year contractual restriction on sale that expires on March 19, 2004.

Note 10. - Properties, Plant and Equipment.

	2003	2002
Land	Ps. 5,281	Ps. 3,521
Buildings, machinery and equipment	60,586	44,299
Accumulated depreciation	(27,041)	(19,279)
Construction in progress	1,739	1,507
Bottles and cases of Coca-Cola FEMSA	947	301
Assets stated at realizable value	667	791
	Ps. 42,179	Ps. 31,140

The Company has identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Such assets are allocated as follows:

		2003		2002
FEMSA and others	Ps.	327	Ps.	341
FEMSA Cerveza		299		409
FEMSA Empaques		41		41
	Ps.	667	Ps.	791

Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the integral result of financing.

NOTE 11. - OTHER ASSETS.

	2003	2002
Agreements with customers	Ps. 2,333	Ps. 2,365
Leasehold improvements	1,613	1,440
Long-term accounts receivable	689	518
Additional labor liabilities (see Note 15)	524	296
Long-term prepaid advertising	175	26
Recoverable taxes (see Note 23 B)	217	395
Financing issuance costs	174	24
Other	447	114
	Ps. 6,172	Ps. 5,178

NOTE 12. - INTANGIBLE ASSETS AND GOODWILL.

	2003	2002
UNAMORTIZED INTANGIBLE ASSETS:		
Coca-Cola FEMSA:		
Rights to produce and distribute Coca-Cola trademark products:		
Territories of Panamco (see Note 2)	Ps. 33,420	Ps. 272
Buenos Aires, Argentina	190	158
Tapachula, Chiapas	111	111
FEMSA Cerveza:		
Distribution rights	120	—
FEMSA:		
Mundet trademark	146	146
AMORTIZED INTANGIBLE ASSETS:		
Goodwill:		
FEMSA's minority interest acquisition	191	205
Other intangible assets:		
Cost of systems implementation (ERP)	550	333
Start-up expenses	156	88
	Ps. 34,884	Ps. 1,313

The estimated goodwill amortization related to FEMSA's minority interest acquisition is Ps. 14 per year, and the changes in the carrying amount of goodwill are as follows:

	2003	2002
Original investment	Ps. 264	Ps. 264
Accumulated amortization at the beginning of the year	(59)	(45)
Amortization for the year	(14)	(14)
Accumulated amortization at the end of the year	(73)	(59)
Balance at the end of the year	Ps. 191	Ps. 205

Note 13. - Balances and Transactions with Related Parties and Affiliated Companies.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

BALANCES		2003		2002
Assets (accounts receivable)	Ps.	769	Ps.	650
Liabilities (suppliers and other liabilities)		773		339
Long-term debt with BBVA Bancomer, S.A. [1]		4,054		1,523

TRANSACTIONS		2003		2002		2001
Income:						
Sales to and other revenues from affiliated Companies of FEMSA Cerveza	Ps.	1,736	Ps.	1,675	Ps.	1,102
Sales of cans to IEQSA		339		369		409
Interest income [1]		75		115		105
Expenses:						
Purchase of concentrate from The Coca-Cola Company		5,614		2,725		2,806
Purchases from Grupo Industrial BIMBO, S.A. de C.V. [1]		584		479		398
Purchase of canned products from IEQSA and CICAN		282		259		604
Purchase of sugar from Beta San Miguel		221		—		—
Purchases of crown cap from Tapón Corona		46		—		—
Insurance premiums [1]		147		158		86
Services paid to Labatt		126		119		127
Interest expense [1]		47		7		25
Other		141		164		169

(1) There are common members of the Board of Directors.

Note 14. - Balances and Transactions in Foreign Currency.

Assets, liabilities and transactions denominated in a foreign currency, other than the functional currency of the reporting unit, translated into US dollars are as follows:

BALANCES		*Applicable Exchange Rate* [1]		*Short-Term*		*Long-Term*		*Total*
December 31, 2003:	Assets	11.235	$	65	$	10	$	75
	Liabilities			277		433		710
December 31, 2002:	Assets	10.459	$	638	$	19	$	657
	Liabilities			389		652		1,041

(1) Mexican pesos per one US dollar.

TRANSACTIONS		2003		2002		2001
Revenues	$	225	$	217	$	204
Expenses:						
Purchases of raw materials		195		229		201
Technical assistance fees		17		32		44
Interest and other		255		245		177
	$	467	$	506	$	422

As of February 9, 2004, the issue date of these consolidated financial statements, the exchange rate was 11.120 Mexican pesos per one US dollar, and the foreign currency position was similar to that as of December 31, 2003.

NOTE 15. - LABOR LIABILITIES.

The actuarial calculations for pension and retirement plans, seniority premiums and postretirement medical service liabilities and the cost for the year were determined using the following long-term assumptions:

	Annual discount rate	*Salary increase*	*Return on assets*
Mexico	6.0%	2.0%	6.0%
Guatemala	4.5%	1.5%	—[1]
Nicaragua	4.5%	1.5%	—[1]
Costa Rica	4.5%	1.5%	4.5%
Colombia	4.5%	1.5%	—[1]
Brazil	4.5%	1.5%	4.5%
Measurement date	November 2003		

(1) No fund established for the payment of postretirement obligations.

The bases for the determination of the alleged long-term return rate that is been used is supported through a historical analysis of average returns in real terms of the last 30 years of the Certificados de Tesorería del Gobierno Federal ("CETES") (Federal Government Treasury Certificates) and the expectations of long-term returns of the actual investments of the Company. Panama, Venezuela and Argentina operations do not have any postretirement plans.

The balances of the liabilities and the trust assets as well as the expenses for the year are as follows:

		2003		2002
Pension and retirement plans:				
Vested benefit obligation	Ps.	1,642	Ps.	1,326
Non-vested benefit obligation		1,371		1,046
Accumulated benefit obligation		3,013		2,372
Excess of projected benefit obligation over accumulated benefit obligation		265		217
Projected benefit obligation		3,278		2,589
Pension plan funds at fair value		(1,671)		(1,644)
Unfunded projected benefit obligation		1,607		945
Unrecognized net transition obligation services		(364)		(384)
Unrecognized actuarial net gain		(237)		48
		1,006		609
Additional labor liability		499		275
Total	Ps.	1,505	Ps.	884
Seniority premiums:				
Vested benefit obligation	Ps.	67	Ps.	60
Non-vested benefit obligation		63		48
Accumulated benefit obligation		130		108
Excess of projected benefit obligation over accumulated benefit obligation		16		9
Unfunded projected benefit obligation		146		117
Unrecognized net transition obligation services		(15)		(17)
		131		100
Additional labor liability		25		21
Total	Ps.	156	Ps.	121
Postretirement medical services:				
Vested benefit obligation	Ps.	199	Ps.	180
Non-vested benefit obligation		222		181
Accumulated benefit obligation		421		361
Medical services funds at fair value		(26)		(43)
Unfunded accumulated benefit obligation		395		318
Unrecognized net transition obligation		(60)		(64)
Unrecognized actuarial net loss		(181)		(142)
Total		154		112
Total Labor Liabilities	Ps.	1,815	Ps.	1,117

EXPENSE FOR THE YEAR		2003		2002		2001
Pension plan	Ps.	163	Ps.	129	Ps.	104
Seniority premiums		25		22		21
Postretirement medical services		42		42		42
	Ps.	230	Ps.	193	Ps.	167

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the year.

At December 31, 2003 and 2002, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in other assets (see Note 11).

The trust assets consist of fixed income and variable funds, valued at market. As of December 31, 2003 and 2002, the pension plan assets are invested in the following financial instruments:

	2003	2002
Fixed Rate:		
Traded securities	34%	16%
Bank instruments	11%	34%
Federal Government instruments	30%	30%
Variable Rate:		
Public traded shares in BMV	25%	20%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Federal Government instruments. Objective portfolio guidelines have been established for the remaining 70%, and investment decisions are being made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the objective portfolio is consistent with the Mexican company share composition of the portfolios of the five best-known international companies that manage long-term funds.

The contributions to the pension plan and postretirement medical services funds by certain subsidiaries amounted to Ps. 83 and Ps. 68 at December 31, 2003 and 2002, respectively. The Company estimates that the contributions to the pension plan and postretirement medical services funds during 2004 will reach Ps. 90.

The integral result of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 85, Ps. 63 and Ps. 50 for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 16. - Bonus Program.

The bonus program for executive officers is based upon the accomplishment of certain goals, established annually by management. The bonuses are recorded in the results of operations in the respective year and are paid in cash the following year, based on the accomplishment of such goals.

In 1999 and the following five years, the Company instituted a compensation plan for certain key executives, which consists of granting them an annual bonus in FEMSA stock or options, based on each executive's responsibilities within the organization and the executives' performance. The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus, beginning one year after they are granted. The five-year program ended in 2003, which was the last year shares were assigned.

Notes to the Consolidated Financial Statements

NOTE 17. - BANK LOANS AND NOTES PAYABLE.

Current bank loans and notes payable outstanding at December 31, 2003 and 2002, principally consist of revolving loans denominated in Mexican pesos and US dollars. The weighted average annual interest rate in 2003 for debt denominated in Mexican pesos and US dollars was 6.2% and 2.5%, respectively, and in 2002 the weighted average annual rate was 4.8% for revolving loans denominated in US dollars.

Long-term bank loans and notes payable of the Company are as follows:

	Interest Rate % [1]	2003	2002
FIXED INTEREST RATE			
US dollars:			
Yankee bond	7.92	Ps. 5,680	Ps. 2,175
Bank loans	4.48	1,445	44
Private placement	9.40	1,124	1,088
Leasing	5.43	194	—
Mexican pesos:			
Notes	10.23	1,500	—
Bank loans	11.28	1,000	—
Units of Investment (UDIS)	8.65	1,418	—
VARIABLE INTEREST RATE			
US dollars:			
Bank loans	2.33	6,246	2,349
Syndicated loan	2.39	2,387	—
Mortgage loan	3.70	68	78
Leasing	10.04	32	38
Private placement	8.92	—	2,066
Mexican Pesos:			
Notes	6.09	8,500	—
Bank loans	7.53	5,752	3,265
Colombian Pesos:			
Notes	10.34	587	—
Long-term debt		35,933	11,103
Current maturities of long-term debt		(2,588)	(911)
		Ps. 33,345	Ps. 10,192

(1) Weighted average nominal rate.

Maturities of long-term debt as of December 31, 2003 are as follows:

Current maturities of long-term debt	Ps. 2,588
2005	5,847
2006	11,024
2007	5,931
2008	5,515
2009 and thereafter	5,028
	Ps. 35,933

Each Subholding Company has financing from different institutions, with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as, minimum consolidated net worth, and debt and interest coverage ratios. As of December 31, 2003, the companies were in compliance with all restrictions and covenants established in their financing agreements.

NOTE 18. - FAIR VALUE OF FINANCIAL INSTRUMENTS.

A) LONG-TERM DEBT:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term debt is based on quoted market prices.

	2003	2002
Carrying value	Ps. 33,345	Ps. 10,192
Fair value	33,516	10,744

B) EQUITY FORWARD:

As mentioned in Note 9, during 2002 a subsidiary of Coca-Cola FEMSA entered into an equity forward purchase contract, expiring in March 2004, over the Molson shares with a notional amount of Ps. 203. As of December 31, 2003, the investment in Molson shares was recorded at its fair value resulting in the recognition of a loss generated by the forward of Ps. 74.

C) INTEREST RATE SWAPS:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. Additionally, the Company sold some put options as a complement to the swap agreements, for which a premium was received. The net effect of the year is recorded in the financing expenses and amounted to Ps. 116 and Ps. 38, in 2003 and 2002, respectively.

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date.

At December 31, 2003, the Company has the following outstanding agreements:

MATURITY DATE	*Notional Amount*	*Fair Value*
2004	Ps. 281	Ps. (6)
2006	4,747	(141)
2007	1,500	(62)
2008	7,184	(121)

D) FORWARD AGREEMENTS TO PURCHASE FOREIGN CURRENCY:

At December 31, 2003, the Company has one forward agreement for the purchase of euros with a notional amount of 6 million euros, for the purpose of hedging the exchange risk between the dollar and the euro for the purchase of equipment. The fair value is estimated based on the quoted market exchange rate to terminate the contracts at the reporting date, which as of December 31, 2003, represents a gain of Ps. 17. The net effect of the contracts terminated during 2003 and 2002 was an exchange gain of Ps. 3 and Ps. 8, respectively. Additionally, during 2003 various contracts to guarantee the purchase of US dollars in connection with the acquisition of Panamco were terminated, which resulted in an exchange loss of Ps. 294.

E) COMMODITY PRICE CONTRACTS:

The Company entered into various derivative contracts to hedge the cost of certain raw materials. The result of the commodity price contracts was a loss of Ps. 19 and Ps. 18 as of December 31, 2003 and 2002, respectively, which were recorded in the results of operations of the year. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. As of December 31, 2003, the Company has various derivative instrument contracts with maturity dates in 2004 and 2005, notional amounts of Ps. 703 and a fair value of Ps. 53.

Note 19. - Minority Interest in Consolidated Subsidiaries.

	2003	2002
FEMSA Cerveza	Ps. 5,236	Ps. 5,539
Coca-Cola FEMSA	12,462	4,735
	Ps. 17,698	Ps. 10,274

Note 20. - Stockholders' Equity.

As of December 31, 2003, the capital stock of FEMSA was comprised of 5,297,310,450 common shares, without par value and with no foreign ownership restrictions. Fixed capital amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "B" shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock.
- Series "L" shares, with limited voting rights, which may represent up to 25% of total capital stock.
- Series "D" shares, with limited voting rights, which individually or jointly with series "L" shares may represent up to 49% of total capital stock.

The Series "D" shares are comprised as follows:

- Subseries "D-L" shares may represent up to 25% of the series "D" shares.
- Subseries "D-B" shares may comprise the remainder of outstanding series "D" shares.
- The non-cumulative premium dividend to be paid to series "D" stockholders will be 125% of any dividend paid to series "B" stockholders.

The Series "B" and "D" shares are linked together in related units as follows:

- "B units" each of which represents five series "B" shares and which is traded on the BMV.
- "BD units" each of which represents one series "B" share, two subseries "D-B" shares and two subseries "D-L" shares, and which is traded both on the BMV and the NYSE.
- The related units will cease to be linked together on May 2008, after a period of 10 years from the date of the first issue. Subseries "D-B" shares will be converted into series "B" shares, and subseries "D-L" shares will be converted into series "L" shares.

As of December 31, 2003, FEMSA's capital stock is comprised as follows:

	"B" Units	*"BD" Units*	*Total*
Units	419,569,500	639,892,590	1,059,462,090
Shares			
Series "B"	2,097,847,500	639,892,590	2,737,740,090
Series "D"	—	2,559,570,360	2,559,570,360
Subseries "D-B"	—	1,279,785,180	1,279,785,180
Subseries "D-L"	—	1,279,785,180	1,279,785,180
Total Shares	2,097,847,500	3,199,462,950	5,297,310,450

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical Cost	*Restatement*	*Restated Value*
Capital Stock	Ps. 2,649	Ps. 1,594	Ps. 4,243
Additional paid-in capital	7,577	4,483	12,060
Retained earnings from prior years	14,634	816	15,450
Net income for the year	3,009	84	3,093

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2003, this reserve for FEMSA amounted to Ps. 468 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Consolidada" ("CUFIN"). From 1999 to 2001, the deferral of a portion (3% in 1999 and 5% in 2000 and 2001) of the income tax was allowed, until the distribution of such earnings as dividends. For this purpose a "Cuenta de Utilidad Fiscal Neta Consolidada Reinvertida" ("CUFINRE") was created, which like CUFIN represents previously taxed earnings. Beginning in 2002, the right to defer payment of this income tax was eliminated.

Dividends paid in excess of CUFIN and CUFINRE will be subject to income taxes at a grossed-up rate based on the current statutory rate. Beginning in 2003, this tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2003, the balances of CUFIN and CUFINRE amounted to Ps. 10,632 and Ps. 2,694, respectively, and the deferred tax payments were Ps. 207.

At an ordinary stockholder meeting held on March 11, 2003, the stockholders approved a dividend of 0.06700 pesos (nominal value) per series "B" share and 0.08375 pesos (nominal value) per series "D" share, which was paid in May 2003. Additionally, the stockholders approved a maximum of Ps. 3,000 for a stock repurchase program.

At an ordinary stockholder meeting of FEMSA Cerveza held on March 10, 2003, the stockholders approved a dividend of Ps. 2,206. The corresponding payment to the minority interest of Ps. 662 is presented as a reduction of minority interest in the statement of changes in stockholders' equity.

From October 2000 to January 2001, the Company repurchased shares. The nominal value of the repurchased shares was recorded as a reduction of common stock, and the remainder was applied against the reserve for the acquisition of Company stock within retained earnings. The shares purchased which were retired are presented as follows:

	Millions of Shares	*Capital Stock*	*Retained Earnings*	*Total*
As of December 31, 2000	33.7	Ps. 20	Ps. 246	Ps. 266
From January 4 through January 16, 2001	10.3	6	65	71
Total	44.0	Ps. 26	Ps. 311	Ps. 337

NOTE 21. - NET MAJORITY INCOME PER SHARE.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

The following presents the computed weighted average number of shares and the distribution of income per share series:

	Millions of Shares			
	Series "B"		*Series "D"*	
	Number	*Weighted Average*	*Number*	*Weighted Average*
At December 31, 2001	2,737.70	2,737.80	2,559.60	2,559.80
At December 31, 2002 and 2003	2,737.70	2,737.70	2,559.60	2,559.60
Dividend rights	1.00		1.25	
Allocation of earnings: 2001, 2002 and 2003	46.11%		53.89%	

Notes to the Consolidated Financial Statements

Note 22. - Tax System.

A) INCOME TAX:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. In the case of Mexico, it also differs because of the difference between purchase and cost of sales. The tax loss of any year can be carried forward and could be applied against taxable income.

The income tax rates applicable in 2003 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Mexico	*Guatemala*	*Nicaragua*	*Costa Rica*	*Panama*	*Venezuela*	*Colombia*	*Brazil*	*Argentina*
Statutory tax rate	34.0%	31.0%	30.0%	30.0%	30.0%	34.0%	38.5%	34.0%	35.0%
Tax loss carryforward expiration	10	N/A	3	3	5	3	5-8	—	5

The Mexican statutory income tax rate from 2000 through 2002 was 35%. Beginning 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%. Therefore the statutory tax rate for Mexico during 2003 is 34%.

In Guatemala tax loss carryforwards may only be applied by companies of recent creation (not applicable to the Company). Colombian tax losses generated before December 31, 2002 may be carried forward for a period of five years, and tax losses generated after January 1, 2003 may be carried forward for a period of eight years, but limited to 25% of the taxable income of each year. In Brazil tax loss carryforwards do not expire and may be carried forward for an indefinitely period. The application of tax losses carryforwards in any year, however, is limited to 30% of the taxable income generated in such year.

B) TAX ON ASSETS:

Operations in Mexico, Guatemala, Nicaragua, Venezuela, Colombia and Argentina are subject to a tax on assets.

The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of income taxes over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

In Guatemala there is an alternative minimum tax ("IEMA") equivalent to the lower of 2.25% of the prior year's revenues or 3.5% of total assets as of the beginning of the year, which is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment of IEMA is required, this amount may be credited against the excess of income taxes over the IEMA of the following year. On February 2, 2004, this tax was declared unconstitutional in Guatemala. At this time it is not known what favorable effect this could have on the IEMA payments made by the Company in previous years.

In Nicaragua the tax on assets results from applying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax on assets payment is required, this tax is definitive and the amount may not be credited against the excess of income taxes in future years.

In Venezuela the tax on assets results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount may be credited against the excess of income taxes over the tax on assets to the following three years.

In Colombia the tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year. This tax is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets payment is required subsequent to 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following five years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income ("TMPI"), that results from applying 1% to certain assets, and is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

C) EMPLOYEE PROFIT SHARING:

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico the employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due, and the other effects of inflation are also excluded. In Venezuela employee profit sharing is computed at a rate equivalent to 15% after tax earnings.

D) DEFERRED INCOME TAXES AND EMPLOYEE PROFIT SHARING:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

DEFERRED INCOME TAXES		2003		2002
Allowance for doubtful accounts	Ps.	(149)	Ps.	(100)
Inventories		1,843		1,506
Prepaid expenses		127		58
Properties, plant and equipment		4,432		3,571
Investments in shares		175		11
Deferred charges		(188)		(131)
Pension plan		(261)		(207)
Seniority premiums		(43)		(34)
Medical services		(51)		(38)
Recoverable tax on assets		(79)		(81)
Tax loss carryforwards		(424)		(119)
Other reserves		(1,541)		(261)
	Ps.	3,841	Ps.	4,175

The changes in the balance of the deferred income taxes for the year are as follows:

		2003		2002
Balance at beginning of the year	Ps.	4,175	Ps.	4,124
Balance acquisition of Panamco		(934)		—
Gain on monetary position		27		20
Provision for the year		542		143
Change in the statutory income tax rate		(68)		(137)
Result of holding non-monetary assets		99		25
Balance at end of the year	Ps.	3,841	Ps.	4,175

At December 31, 2003, there are no significant non-recurring temporary differences between the accounting income for the year and the bases for Mexican employee profit sharing, therefore the Company did not record a provision for deferred employee profit sharing.

E) INCOME TAX, TAX ON ASSETS AND EMPLOYEE PROFIT SHARING PROVISIONS:

		2003		2002		2001
Current income taxes	Ps.	2,484	Ps.	3,409	Ps.	2,850
Tax on assets		46		35		29
Deferred income taxes		542		143		149
Change in the statutory income tax rate		(68)		(137)		(262)
		3,004		3,450		2,766
Employee profit sharing		374		322		303
Deferred employee profit sharing		—		(8)		—
	Ps.	3,378	Ps.	3,764	Ps.	3,069

F) TAX LOSS CARRYFORWARDS AND RECOVERABLE TAX ON ASSETS:

As of December 31, 2003, Mexico, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets.

The expiration dates of such amounts are as follows:

YEAR	*Tax Loss Carryforwards*	*Recoverable Tax on Assets*
2004	Ps. 1	Ps. 24
2005	434	41
2006	2	23
2007	24	6
2008	28	8
2009	20	2
2010	1,629	3
2011	43	5
2012	242	14
2013	915	19
	Ps. 3,338	Ps. 145

Due to the uncertainty of the realization of certain tax loss carryforwards, as of December 31, 2003 a valuation allowance has been provide for Ps. 1,275 of the carryforwards.

G) RECONCILIATION OF MEXICAN STATUTORY INCOME TAX RATE TO CONSOLIDATED EFFECTIVE INCOME TAX RATE:

	2003	2002	2001
Mexican statutory income tax rate	34%	35%	35%
Difference between book and tax inflationary effects	1	—	—
Non-deductible expenses	4	3	2
Impairment of the goodwill generated by Coca-Cola FEMSA Buenos Aires	—	2	—
Effect of change in tax rate	(1)	(1)	(3)
Other	(1)	1	(1)
Consolidated effective income tax rate	37%	40%	33%

NOTE 23. - CONTINGENCIES AND COMMITMENTS.

A) SETTLED LAWSUITS:

- During 2002 and 2003, Coca-Cola FEMSA initiated an appeal related to the Impuesto Especial sobre Producción y Servicios ("IEPS") ("Special Tax on Products and Services") applicable to inventories produced with high fructose content. Additionally, during 2003, the Company included in its appeal the IEPS applicable to dietetic soft drink and mineral water. On November, 2003, the Company obtained a favorable resolution for its 2002 claim. Based on the favorable resolution, the Company has recorded a receivable for refundable taxes of Ps. 247, related to 2003 and 2002.

- On April 29, 2002 a subsidiary of FEMSA Cerveza filed a lawsuit against certain affiliates of Labatt to enjoin the integration of the beer brands of Beck's North America in the beer distribution portfolio of Labatt-USA. The subsidiary of FEMSA Cerveza obtained a preliminary injunction from the lower court. Labatt's affiliates filed a notice of appeal from the preliminary injunction. In August 7, 2003, the second circuit upheld the decision of the district court. On October 10, 2003 the subsidiary of FEMSA Cerveza and affiliates of Labatt entered into a final judgment on consent, providing that the affiliates of Labatt are permanently enjoined from integrating the Beck's brands into the portfolio of Labatt-USA.

- In 1998, as a result of the restatement of tax losses for inflation due to the increased shareholdings in subsidiaries, the Company determined an income tax receivable of Ps. 161 and filed for refund, which was also rejected by the tax authorities. The Company appealed that decision and on July 14, 2003, obtained a favorable resolution.

B) UNSETTLED LAWSUITS:

- In 1998 and 1999, due to adjustments to consolidated tax on assets derived from increased shareholdings in subsidiaries, the Company determined a tax on assets receivable and filed for refund. The tax authorities rejected the refund request, and the Company has appealed that decision. In the opinion of the Company's legal counsel, it is probable that the Company will obtain a favorable resolution and in 1999 the Company recorded a receivable for refundable taxes and a credit to the results of operations of that year. At December 31, 2003, the receivable amounted to Ps. 217, which is presented in other assets.

- The SHCP determined taxes due by FEMSA Cerveza related to exports in 1998 and 1999 to countries considered to be tax havens. The Company has appealed these tax assessments and filed the corresponding documentation. To date this matter is unresolved; however, the Company's legal counsel believes that it is probable that the Company will obtain a favorable resolution.

- In 2000, the Comisión Federal de Competencia en Mexico (the Mexican Antitrust Commission) (the "Commission"), initiated an investigation of the sales practices of Coca-Cola bottlers. In 2002, through a final resolution, the Commission held that Coca-Cola bottlers engaged in monopolistic practices with respect to exclusivity arrangements with certain retailers, and ordered Coca-Cola bottlers, to abstain from entering into any exclusivity arrangements with retailers. The Company, along with other Coca-Cola bottlers, appealed the resolution. The Company and its legal counsel believe that it is probable that the Company will prevail and obtain a permanent injunction against the Commission.

- During 2001, the Comisión para Promover la Competencia en Costa Rica (the Costa Rican Antitrust Commission) initiated an investigation on the sales practices of Coca-Cola bottlers for alleged monopolistic practices in the retail distribution channels including the gain of share of sales through exclusivity arrangements. The Company does not believe that the resolution of this matter will have a material adverse effect on its consolidated financial statements.

- In 1999, the Company received notice of certain tax claims asserted by the Venezuelan taxing authorities. These claims currently total approximately $23. The Company has certain rights to indemnification from the original owner before Panamco and The Coca-Cola Company for a substantial portion of such claims. The Company does not believe that the ultimate disposition of these cases will have a material adverse effect on its consolidated financial statements.

- Since 2001, the Venezuelan subsidiary has been the subject of lawsuits filed by former distributors for a total amount of approximately $31. The Company believes, based on decisions rendered by Venezuela Supreme Court in similar cases, and an analysis of each case, that these claims are without merit.

- In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the US District Court for the Southern District of Florida against the Company and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the Company engaged in wrongful acts against the labor union and its members in Colombia for the amount of $500. The Company has filed a motion to dismiss the complaint for lack of subject matter and personal jurisdiction and believes this lawsuit is without merit. The Company has received proposals to settle the claim, but no agreements have been reached.

- The Company also has various other loss contingencies, for which reserves have been recorded in those cases where the Company believes the result of an unfavorable resolution is probable. The details regarding these contingencies has not been disclosed, since the Company believes that to do so would adversely impact its legal position.

- Other legal proceedings are pending against or involve the Company and its subsidiaries, which are incidental to the conduct of their businesses. The Company believes that the ultimate disposition of such other proceedings will not have a material adverse effect on its consolidated financial condition.

C) COMMITMENTS:

As of December 31, 2003, the Company has minimum operating lease commitments as follows:

- *In dollars, for the leasing of production machinery and equipment, distribution equipment and computing equipment.*
- In pesos, for the leasing of land for the operations of FEMSA Comercio.

Contract maturities are variable and expire as follows:

2004	$ 37	Ps. 437
2005	32	422
2006	25	408
2007	19	394
2008	14	381
2009	13	368
2010	12	353
2011 to 2020	12	2,227

Rental expense for all operating leases charged against earnings amounted to approximately Ps. 681, Ps. 481 and Ps. 462 for the years ended December 31, 2003, 2002 and 2001, respectively.

Notes to the Consolidated Financial Statements

NOTE 24. - INFORMATION BY SEGMENT.

Relevant information concerning the major subsidiaries of FEMSA, which represent different segments, is as follows:

A) BY BUSINESS UNIT

TOTAL REVENUES		2003		2002		2001
Coca-Cola FEMSA	Ps.	35,729	Ps.	18,668	Ps.	17,773
FEMSA Cerveza		21,924		21,642		21,529
FEMSA Empaques		7,352		6,862		6,840
FEMSA Comercio		16,601		13,247		11,160
Other		3,843		3,559		3,176
Consolidation adjustments		(9,558)		(8,583)		(8,013)
	Ps.	75,891	Ps.	55,395	Ps.	52,465

INCOME FROM OPERATIONS		2003		2002		2001
Coca-Cola FEMSA	Ps.	6,710	Ps.	4,627	Ps.	4,057
FEMSA Cerveza [1]		3,586		3,687		3,458
FEMSA Empaques		988		941		890
FEMSA Comercio		694		506		309
Other		1,951		1,099		890
Consolidation adjustments		(1,815)		(982)		(702)
	Ps.	12,114	Ps.	9,878	Ps.	8,902

DEPRECIATION		2003		2002		2001
Coca-Cola FEMSA	Ps.	1,480	Ps.	959	Ps.	987
FEMSA Cerveza		1,175		1,158		1,030
FEMSA Empaques		301		272		256
FEMSA Comercio		131		94		84
Other		39		40		49
	Ps.	3,126	Ps.	2,523	Ps.	2,406

AMORTIZATION AND OTHER NON-CASH CHARGES [2]		2003		2002		2001
Coca-Cola FEMSA	Ps.	531	Ps.	211	Ps.	149
FEMSA Cerveza		1,237		1,187		1,114
FEMSA Empaques		156		67		169
FEMSA Comercio		312		158		139
Other		220		316		(88)
	Ps.	2,456	Ps.	1,939	Ps.	1,483

IMPAIRMENT OF LONG-LIVED ASSETS		2003		2002		2001
Coca-Cola FEMSA	Ps.	—	Ps.	457	Ps.	—
FEMSA Cerveza		790		168		145
	Ps.	790	Ps.	625	Ps.	145

(1) Includes equity method of affiliated companies of Ps. 30, Ps. 87 and Ps. 34, respectively.
(2) Excludes the non-cash charges relative to current assets and liabilities.

INTEREST EXPENSE		2003		2002		2001
Coca-Cola FEMSA	Ps.	1,551	Ps.	348	Ps.	343
FEMSA Cerveza		649		323		323
FEMSA Empaques		201		261		454
FEMSA Comercio		150		107		104
Other		113		94		95
Consolidation adjustments		(124)		(190)		(334)
	Ps.	2,540	Ps.	943	Ps.	985

INTEREST INCOME		2003		2002		2001
Coca-Cola FEMSA	Ps.	227	Ps.	264	Ps.	288
FEMSA Cerveza		210		90		80
FEMSA Empaques		21		27		55
FEMSA Comercio		57		26		25
Other		304		248		383
Consolidation adjustments		(124)		(190)		(334)
	Ps.	695	Ps.	465	Ps.	497

INCOME TAX AND TAX ON ASSETS		2003		2002		2001
Coca-Cola FEMSA	Ps.	1,436	Ps.	1,776	Ps.	1,392
FEMSA Cerveza		863		1,204		918
FEMSA Empaques		240		135		242
FEMSA Comercio		268		175		130
Other		197		160		84
	Ps.	3,004	Ps.	3,450	Ps.	2,766

CAPITAL EXPENDITURES		2003		2002		2001
Coca-Cola FEMSA	Ps.	1,910	Ps.	1,410	Ps.	779
FEMSA Cerveza		3,246		3,292		3,674
FEMSA Empaques		376		255		95
FEMSA Comercio		1,210		857		638
Other		47		(34)		124
	Ps.	6,789	Ps.	5,780	Ps.	5,310

LONG-TERM ASSETS		2003		2002
Coca-Cola FEMSA	Ps.	53,346	Ps.	8,722
FEMSA Cerveza		20,910		20,449
FEMSA Empaques		4,427		4,178
FEMSA Comercio		3,870		3,018
Other		9,811		7,861
Consolidation adjustments		(8,190)		(6,020)
	Ps.	84,174	Ps.	38,208

TOTAL ASSETS	2003	2002
Coca-Cola FEMSA	Ps. 61,420	Ps. 17,087
FEMSA Cerveza	28,936	29,546
FEMSA Empaques	7,168	6,485
FEMSA Comercio	6,137	5,602
Other	16,632	12,579
Consolidation adjustments	(15,959)	(8,639)
	Ps. 104,334	Ps. 62,660

B) BY GEOGRAPHIC AREA

TOTAL REVENUES	2003	2002	2001
Mexico	Ps. 64,185	Ps. 53,571	Ps. 50,477
Argentina	2,077	1,824	1,988
Brazil	2,797	—	—
Venezuela	2,544	—	—
Colombia	2,319	—	—
Central America [1]	2,187	—	—
Consolidation adjustments	(218)	—	—
	Ps. 75,891	Ps. 55,395	Ps. 52,465

CAPITAL EXPENDITURES	2003	2002	2001
Mexico	Ps. 6,559	Ps. 5,700	Ps. 5,277
Argentina	105	80	33
Brazil	166	—	—
Venezuela	45	—	—
Colombia	1	—	—
Central America [1]	(87)	—	—
	Ps. 6,789	Ps. 5,780	Ps. 5,310

LONG-TERM ASSETS	2003	2002
Mexico	Ps. 77,134	Ps. 37,749
Argentina	1,226	1,061
Brazil	3,370	—
Venezuela	2,886	—
Colombia	4,866	—
Central America [1]	4,762	—
Consolidation adjustments	(10,070)	(602)
	Ps. 84,174	Ps. 38,208

TOTAL ASSETS	2003	2002
Mexico	Ps. 95,715	Ps. 61,837
Argentina	1,631	1,425
Brazil	4,520	—
Venezuela	3,669	—
Colombia	6,688	—
Central America [1]	5,656	—
Consolidation adjustments	(13,545)	(602)
	Ps. 104,334	Ps. 62,660

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

Notes to the Consolidated Financial Statements

NOTE 25. - DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP.

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to US GAAP is presented in Note 26. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, *"Reconocimiento de los Efectos de Inflación en la Información Financiera"* (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

A) RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS:

As explained in Note 5 A), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years was restated using inflation factors, and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under US GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of such prior year amounts using inflation factors.

Additionally, all other US GAAP adjustments for prior years have been restated based upon the SEC methodology.

B) CLASSIFICATION DIFFERENCES:

Certain items require a different classification in the balance sheet or income statement under US GAAP. These include:

- As explained in Note 5 C), under Mexican GAAP advances to suppliers are recorded as inventories. Under US GAAP advances to suppliers are classified as prepaid expenses.
- The impairment of goodwill and other long-lived assets, the gain or loss on the disposition of fixed assets, all severance indemnities, and employee profit sharing must be included in operating expenses under US GAAP.

C) DEFERRED PROMOTIONAL EXPENSES:

As explained in Note 5 D), for Mexican GAAP purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, such promotional costs are expensed as incurred.

D) START-UP EXPENSES:

As explained in Note 5 I), under Mexican GAAP, start-up expenses are capitalized and are amortized at the start of operations using the straight-line method. Under US GAAP, these expenses must be recorded in the income statement as incurred.

E) INTANGIBLE ASSETS AND GOODWILL:

As mentioned in Note 5 I), under Mexican GAAP, until January 1, 2002 all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003 revised Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("C-8"), went into effect and recognizes that certain intangible assets have indefinite lives and should not be amortized. Under US GAAP, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002, goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for US GAAP and in 2003 for Mexican GAAP.

Notes to the Consolidated Financial Statements

A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude intangible assets and goodwill is as follows:

	Reported	Amortization	Adjusted
2003:			
Net income for the year	Ps. 3,271	Ps. —	Ps. 3,271
Net income per Series "B" shares	0.551	—	0.551
Net income per Series "D" shares	0.689	—	0.689
2002:			
Net income for the year	Ps. 3,206	Ps. —	Ps. 3,206
Net income per Series "B" shares	0.540	—	0.540
Net income per Series "D" shares	0.675	—	0.675
2001:			
Net income for the year	Ps. 3,305	Ps. 466	Ps. 3,771
Net income per Series "B" shares	0.557	0.078	0.635
Net income per Series "D" shares	0.696	0.099	0.795

As a result of the adoption of this standard, the Company performed an impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, in which case an impairment test would be performed between annual tests. As mentioned in Note 4, due to significant adverse changes in the Argentine economy during 2002, on July 1, 2002 the Company recognized an impairment of the goodwill generated by the acquisition of Coca-Cola FEMSA Buenos Aires.

F) RESTATEMENT OF IMPORTED EQUIPMENT:
As explained in Note 5 G), under Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso.

Under US GAAP, the Company applies the SEC regulations, which require that all machinery and equipment, both domestic and imported, be restated using inflation factors.

G) CAPITALIZATION OF THE INTEGRAL RESULT OF FINANCING:
Under Mexican GAAP, the capitalization of the integral result of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional, and the Company has elected not to capitalize the integral result of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in US dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

H) FINANCIAL INSTRUMENTS:
In accordance with Mexican GAAP, as mentioned in Note 5 Q), beginning in January 2001 Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), became effective.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument be recognized in the net income of the year or other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments contracted before December 31, 2000, was recognized in the income statement as a change in accounting principle under US GAAP at January 1, 2001.

Under Mexican GAAP, the commodity price contracts as well as the equity forward contracted by the Company (see Note 18), have been designated as hedges and accordingly valued using the same valuation criteria applied to the underlying asset or liability, which are recognized in the income statement when the consumption or payment takes place. However, under US GAAP, these agreements must be adjusted to their market value, recognizing the corresponding asset or liability. Except for certain interest rate swaps, the hedging relationship required by US GAAP has not been adequately documented; therefore, a reconciling item has been included in the US GAAP reconciliation to adjust earnings for this difference in valuation method.

Since the Company has properly designated the interest rate swaps as effective cash flow hedges, it recognizes the change in the fair market value of those swaps through "other comprehensive income."

I) DEFERRED INCOME TAXES AND EMPLOYEE PROFIT SHARING:

The Company follows SFAS No. 109, "Accounting for Income Taxes," for US GAAP purposes, which differs from Mexican GAAP as follows:

- Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP are based on the classification of the related asset or liability.
- Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.
- Under Mexican GAAP, the change in statutory income tax rate (see Note 22 A) approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002.
- Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP, the same liability method as used for deferred income taxes is applied.
- The differences in the restatements of prior year financial statements, start-up expenses, restatement of imported machinery and equipment, the capitalization of financing costs, financial instruments and the pension plan mentioned in Note 25 A), D), F), G), H) and J) generate a difference calculating the deferred income tax under US GAAP compared to the one presented under Mexican GAAP (see Note 22 D).

RECONCILIATION OF DEFERRED INCOME TAXES	2003	2002
Deferred income taxes under Mexican GAAP	Ps. 3,841	Ps. 4,175
US GAAP adjustments:		
Restatement of imported equipment	72	394
Capitalization of integral result of financing	159	172
Start-up expenses	(38)	(30)
Pension plan	16	23
Financial instruments	(83)	(1)
Restatement of prior year financial statements	—	(28)
Total adjustments	126	530
Deferred income taxes under US GAAP	Ps. 3,967	Ps. 4,705

The total deferred income taxes under US GAAP includes the corresponding current portion as of December 31, 2003 and December 31, 2002 of Ps. 1,649 and Ps. 1,464, respectively.

The changes in the balance of the deferred income taxes for the year under US GAAP are as follows:

	2003	2002
Balance at beginning of the year	Ps. 4,705	Ps. 5,255
Panamco acquisition effect	(934)	—
Financial instrument	(127)	—
Provision for the year	246	(209)
Change in the statutory income tax rate	(68)	(282)
Cumulative translation adjustment	102	(69)
Inflation adjustment	43	10
Balance at end of the year	Ps. 3,967	Ps. 4,705

RECONCILIATION OF DEFERRED EMPLOYEE PROFIT SHARING	2003	2002
Deferred employee profit sharing under Mexican GAAP	Ps. —	Ps. (8)
US GAAP adjustments:		
Allowance for doubtful accounts	(9)	(29)
Inventories	502	430
Prepaid expenses	21	10
Properties, plant and equipment	1,292	1,362
Capitalization of interest expense	41	43
Deferred charges	(34)	3
Pension plan	(72)	(54)
Seniority premiums	(13)	(10)
Medical services	(15)	(11)
Other reserves	(111)	(42)
Total adjustments	1,602	1,702
Deferred employee profit sharing under US GAAP	Ps. 1,602	Ps. 1,694

The changes in the balance of the deferred employee profit sharing for the year under US GAAP are as follows:

	2003	2002
Balance at beginning of the year	Ps. 1,694	Ps. 1,650
Panamco acquisition effect	37	—
Provision for the year	(129)	45
Inflation adjustment	—	(1)
Balance at end of the year	Ps. 1,602	Ps. 1,694

J) PENSION PLAN:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Obligaciones Laborales" (Labor Obligations), which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both bulletins, which generates a difference in the unamortized prior service costs and in the amortization expense.

Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums and postretirement medical benefits.

The Company has prepared a study of pension costs under US GAAP based on actuarial calculations using the same assumptions applied under Mexican GAAP (see Note 15).

The required disclosures under SFAS No. 87 are as follows:

NET PENSION COST	2003	2002	2001
Service cost	Ps. 87	Ps. 75	Ps. 66
Interest cost	160	134	122
Actual return on pension plan funds	(103)	(97)	(95)
Net amortization and deferral	37	33	37
Net pension cost under US GAAP	181	145	130
Net pension cost recorded under Mexican GAAP	163	129	104
Additional expense that must be recognized under US GAAP	Ps. 18	Ps. 16	Ps. 26

PENSION LIABILITY	2003	2002
Projected benefit obligation	Ps. 3,278	Ps. 2,589
Pension plan funds at fair value	(1,671)	(1,644)
Unfunded projected benefit obligation	1,607	945
Unrecognized net transition obligation	(648)	(403)
Total unfunded accrued pension liability under US GAAP	959	542
Total unfunded accrued pension liability under Mexican GAAP	1,006	609
Liability that must be canceled under US GAAP	Ps. (47)	Ps. (67)

CHANGE IN PROJECTED BENEFIT OBLIGATION	2003	2002
Obligation at the beginning of the year	Ps. 2,589	Ps. 2,321
Panamco acquisition	447	—
Service cost	87	75
Interest cost	160	134
Actuarial loss	182	174
Benefits paid on pension plan funds	(187)	(115)
Obligation at the end of the year	Ps. 3,278	Ps. 2,589

CHANGE IN PENSION PLAN FUNDS	2003	2002
Balance at the beginning of the year	Ps. 1,644	Ps. 1,620
Panamco acquisition	164	—
Actual return on plan assets in real terms	103	97
Actuarial loss	(136)	(23)
Employee contribution	83	65
Benefits paid on pension plan funds	(187)	(115)
Balance at the end of the year	Ps. 1,671	Ps. 1,644

K) MINORITY INTEREST:

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under US GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is excluded from consolidated net income.

The US GAAP adjustments shown in Note 26 A) and B) are calculated on a consolidated basis. Therefore, the minority interest effect is presented as a separate line item, in order to obtain net income and stockholders' equity.

Notes to the Consolidated Financial Statements

The minority interest in US GAAP adjustments is as follows:

INCOME STATEMENT		2003		2002		2001
Restatement of imported machinery and equipment	Ps.	4	Ps.	19	Ps.	13
Capitalization of the integral result of financing		13		10		—
Financial instruments		(33)		10		—
Deferred income taxes		(64)		(107)		42
Deferred employee profit sharing		(19)		49		32
Goodwill		—		(19)		—
Pension plan cost		2		3		3
Deferred promotional expense		54		5		—
	Ps.	(43)	Ps.	(30)	Ps.	90

STOCKHOLDERS' EQUITY		2003		2002
Restatement of imported machinery and equipment	Ps.	61	Ps.	(221)
Capitalization of the integral result of financing		(156)		(165)
Financial instruments		68		12
Deferred income taxes		(10)		131
Deferred employee profit sharing		484		462
Goodwill		(21)		(19)
Accumulated pension plan liability		(3)		(4)
Deferred promotional expense		60		5
	Ps.	483	Ps.	201

L) ACQUISITION OF MINORITY INTEREST:

In accordance with Mexican GAAP, the Company applied the entity theory to the acquisition of the minority interest by FEMSA in May 1998, through an exchange offer. Accordingly, no goodwill was created as a result of such acquisition and the difference between the book value of the shares acquired by FEMSA and the FEMSA shares exchanged was recorded as additional paid-in capital. The direct out-of-pocket costs identified with the purchase of minority interest are treated as an additional purchase cost and included in other expenses.

In accordance with US GAAP, the acquisition of a minority interest must be accounted under the purchase method, using the market value of shares received by FEMSA in the Exchange Offer to determine the cost of the acquisition of such minority interest and the related goodwill. Until December 2001, goodwill was amortized over a period of 40 years, and beginning 2002, in accordance with SFAS No. 142 (see Note 25 E), goodwill is no longer amortizable. Under US GAAP, the direct out-of-pocket costs identified with the purchase of minority interest are treated as additional goodwill.

Additionally, SFAS No. 142 requires the allocation of all goodwill to the related reporting units. The allocation of the goodwill generated by the previously mentioned acquisition of minority interest is as follows:

FEMSA Cerveza	Ps.	7,945
Coca-Cola FEMSA		4,051
FEMSA Empaques		1,954
FEMSA Comercio		925
	Ps.	14,875

Notes to the Consolidated Financial Statements

M) STATEMENT OF CASH FLOWS:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented excluding the effects of inflation (see Note 25 N).

N) SUMMARIZED FINANCIAL INFORMATION UNDER US GAAP:

CONSOLIDATED BALANCE SHEETS	2003	2002
Current assets	Ps. 19,999	Ps. 24,434
Properties, plant and equipment	42,884	32,663
Other assets	56,613	21,591
Total assets	119,496	78,688
Current liabilities	19,220	14,142
Long-term liabilities	35,160	11,308
Other liabilities	5,789	5,019
Total liabilities	60,169	30,469
Minority interest in consolidated subsidiaries	17,215	9,986
Stockholders' equity	42,112	38,233
Total liabilities and stockholders' equity	Ps. 119,496	Ps. 78,688

CONSOLIDATED INCOME STATEMENTS	2003	2002	2001
Total revenues	Ps. 75,891	Ps. 55,048	Ps. 54,815
Income from operations	11,672	8,810	8,167
Income before income tax and tax on assets	7,705	8,045	7,745
Income tax and tax on assets	2,826	2,963	2,741
Income before change in accounting principle	4,879	5,082	5,004
Change in accounting principle	—	—	(54)
Income before minority interest	4,879	5,082	4,950
Minority interest in results of consolidated subsidiaries	1,608	1,876	1,645
Net income	3,271	3,206	3,305
Cumulative translation adjustment	(52)	(388)	(459)
Cumulative result of holding non-monetary assets	(259)	(463)	(919)
Financial instruments	(386)	—	—
Other comprehensive income	(697)	(851)	(1,378)
Comprehensive income	Ps. 2,574	Ps. 2,355	Ps. 1,927
Net income per Series "B" share (constant pesos):			
Before change in accounting principle	Ps. 0.551	Ps. 0.540	Ps. 0.552
After change in accounting principle	0.551	0.540	0.557
Net income per Series "D" share (constant pesos):			
Before change in accounting principle	0.689	0.675	0.686
After change in accounting principle	0.689	0.675	0.696

Notes to the Consolidated Financial Statements

CONSOLIDATED CASH FLOWS [1]	2003	2002	2001
Consolidated net income	Ps. 4,879	Ps. 4,726	Ps. 4,372
Non-cash items	5,565	4,128	4,321
Gross operating cash flows	10,444	8,854	8,693
Working capital investment	(1,350)	355	(107)
Recoverable taxes, net	(238)	(225)	641
Interest payable	119	(1)	(36)
Labor obligations	(54)	(101)	(87)
Net cash flows from operating activities	8,921	8,882	9,104
Investment in:			
Shares	(66)	(3)	77
Properties, plant and equipment	(7,173)	(5,299)	(4,658)
Panamco acquisition	(22,313)	—	—
Other assets	(165)	(97)	71
Net cash flows used in investing activities	(29,717)	(5,399)	(4,510)
Bank loans	13,686	4,493	10
Capital stock	—	—	(6)
Dividends declared and paid	(1,043)	(1,095)	(1,101)
Other financial transactions	643	480	(291)
Net cash flows used in financing activities	13,286	3,878	(1,388)
Effect of exchange rate changes on cash	—	54	(25)
Net increase in cash and cash equivalents	(7,510)	7,415	3,181
Cash received in acquisition of Panamco	633	—	—
Cash and cash equivalents at the beginning of the year	14,610	7,195	4,014
Cash and cash equivalents at the end of the year	Ps. 7,733	Ps. 14,610	Ps. 7,195
Supplemental cash flows information:			
Interest paid	Ps. 1,647	Ps. 364	Ps. 418
Income tax and tax on assets paid	2,995	3,629	2,007

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	2003	2002
Stockholders' equity at the beginning of the year	Ps. 38,233	Ps. 36,597
Dividends declared and paid	(408)	(719)
Capital contribution by The Coca-Cola Company	1,713	—
Financial instruments	(386)	—
Cumulative translation adjustment	(52)	(388)
Result of holding non-monetary assets	(259)	(463)
Net income for the year	3,271	3,206
Stockholders' equity at the end of the year	Ps. 42,112	Ps. 38,233

(1) Expressed in millions of historical Mexican pesos.

NOTE 26. - RECONCILIATION OF MEXICAN GAAP TO US GAAP.

A) RECONCILIATION OF NET INCOME FOR THE YEAR:

	2003	2002	2001
Net majority income under Mexican GAAP	Ps. 3,093	Ps. 2,947	Ps. 3,547
US GAAP adjustments:			
Restatement of prior year financial statements (see Note 25 A)	—	3	158
Deferred promotional expenses (see Note 25 C)	(101)	(10)	—
Start-up expenses (see Note 25 D)	(27)	(24)	(18)
Intangible assets and goodwill (see Note 25 E)	14	—	—
Restatement of imported machinery and equipment (see Note 25 F)	(73)	(117)	(101)
Capitalization of the integral result of financing (see Note 25 G)	(24)	(40)	(11)
Financial instruments (see Note 25 H)	136	(2)	—
Deferred income taxes (see Note 25 I)	178	491	65
Deferred employee profit sharing (see Note 25 I)	137	(53)	3
Pension plan (see Note 25 J)	(18)	(16)	(26)
Minority interest (see Note 25 K)	(43)	(30)	90
Acquisition of minority interest (see Note 25 L)	—	57	(402)
Total adjustments	179	259	(242)
Net income under US GAAP	Ps. 3,271	Ps. 3,206	Ps. 3,305

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill and pension plan liabilities, which are non-monetary.

B) RECONCILIATION OF STOCKHOLDERS' EQUITY:

	2003	2002
Majority stockholders' equity under Mexican GAAP	Ps. 28,400	Ps. 24,024
US GAAP adjustments:		
Restatement of prior year financial statements (see Note 25 A)	—	(122)
Deferred promotional expense (see Note 25 C)	(111)	(10)
Start-up expenses (see Note 25 D)	(114)	(87)
Intangible assets and goodwill (see Note 25 E)	71	57
Restatement of imported machinery and equipment (see Note 25 F)	223	1,220
Capitalization of the integral result of financing (see Note 25 G)	482	506
Financial instruments (see Note 25 H)	(252)	(2)
Deferred income taxes (see Note 25 I)	(126)	(530)
Deferred employee profit sharing (see Note 25 I)	(1,602)	(1,702)
Pension plan (see Note 25 J)	47	67
Minority interest (see Note 25 K)	483	201
Acquisition of minority interest (see Note 25 L)	14,611	14,611
Total adjustments	13,712	14,209
Stockholders' equity under US GAAP	Ps. 42,112	Ps. 38,233

C) RECONCILIATION OF COMPREHENSIVE INCOME:

		2003		2002		2001
Majority comprehensive income under Mexican GAAP	Ps.	3,071	Ps.	2,619	Ps.	2,999
US GAAP adjustments:						
Net income (see Note 26 A)		179		259		(242)
Financial instruments		(386)		—		—
Translation adjustment		123		(370)		(520)
Result of holding non-monetary assets		(413)		(153)		(310)
Comprehensive income under US GAAP	Ps.	2,574	Ps.	2,355	Ps.	1,927

NOTE 27. - FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT.

A) IN MEXICAN GAAP:

- Bulletin C-15, "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" (Impairment of the Value of Long-Lived Assets and Their Disposal) ("C-15"):
  In March 2003, the Instituto Mexicano de Contadores Públicos ("IMCP") issued Bulletin C-15, whose application is mandatory for financial statements of years beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new bulletin used future net cash flows, without requiring the discounting of such cash flows. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

- Bulletin C-12, "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos" (Financial Instruments with Characteristics of Debt, Equity or Both)("C-12"):
  In April 2003, the IMCP issued Bulletin C-12, whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-12 establishes the more significant differences between debt and equity, as the basis for the development of the criteria necessary to appropriately identify, classify and record, upon initial recognition, the debt and equity components of compound financial instruments. This new pronouncement is similar to the SFAS No. 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity" of US GAAP. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations. This new pronouncement is similar to the SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" of US GAAP.

B) IN US GAAP:

- SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"):
  In April 2003 the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The new standard will be effective for contracts entered into or modified after September 30, 2003, except as stated below and for hedging relationships designated after September 3, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively.

  The provisions of this Statement that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to September 15, 2003, should continue to be applied in accordance with their respective effective dates. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Notes to the Consolidated Financial Statements

- FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"):
  In January 2003, the FASB issued FIN 46. FIN 46 clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective immediately for all variable interests held by the Company in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will be required to apply the provisions of FIN 46 as of December 31, 2004. The Company does not currently have any variable interests in a variable interest entity.

FEMSA Headquarters

FEMSA Corporate Offices
General Anaya No. 601 Pte.
Col. Bella Vista,
Monterrey, Nuevo León,
México, C.P. 64410
Phone: (52) 81 8328-6000
Fax: (52) 81 8328-6080

Coca-Cola FEMSA
MÉXICO
Guillermo González Camarena No. 600
Centro Cd. Santa Fé
Delegación Álvaro Obregón
Mexico City, C.P. 01210
Phone: (52) 55 5081-5100
Fax: (52) 55 5292-3474

LATINCENTRO
150 mts. Este de la Guardia Rural
Calle Blancos, Guadalupe
San José, Costa Rica.
Phone: (506) 247-2000
Fax: (506) 247-2061

MERCOSUR
Av. Eng. Alberto de Zagottis No. 352
São Paulo, Brazil
Phone: (55) 11 2702-5500
Fax: (55) 11 2102-5554

FEMSA Cerveza
Ave. Alfonso Reyes No. 2202 Nte.
Col. Bella Vista,
Monterrey, Nuevo León,
México, C.P. 64442
Phone: (52) 81 8328-5000
Fax: (52) 81 8328-5013

FEMSA Comercio (OXXO)
Edison No. 1235 Nte.
Col. Talleres,
Monterrey, Nuevo León,
México, C.P. 64480
Phone: (52) 81 8389-2121
Fax: (52) 81 8389- 2144

FEMSA Insumos Estratégicos
General Anaya No. 601 Pte.
Col. Bella Vista,
Monterrey, Nuevo León,
México, C.P. 64410
Phone: (52) 81 8328-6600
Fax: (52) 81 8328-6601

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fomento Económico Mexicano S.A. de C.V.



Date: April 27, 2004

By: ____________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning